Annual Report 2009

The **Common Sense Bank**

solid
safe
sound
SECURE
Stable
steady

CLIFTON SAVINGS BANCORP, INC.


Financials

Financial Highlights

Net Loans Receivable
(in thousands)


$500,000
400,000
300,000
200,000
100,000
0
$468,500
$420,619
$418,616
$403,682
$354,162
2009
2008
2007
2006
2005

Deposits
(in thousands)


$700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
$633,582
$576,722
$567,459
$571,962
$556,453
2009
2008
2007
2006
2005

Total Equity
(in thousands)


$250,000
200,000
150,000
100,000
50,000
0
$173,164
$172,355
$184,598
$197,748
$203,173
2009
2008
2007
2006
2005

Total Assets
(in thousands)


$1,000,000
800,000
600,000
400,000
200,000
0
$959,770
$899,056
$805,042
$834,880
$841,877
2009
2008
2007
2006
2005

Table of **Contents**

CSBK vs. Indices

The following graph compares the cumulative total stockholder return on Clifton Savings Bancorp, Inc.'s common stock with the cumulative total return on the Nasdaq Stock Market, Dow Jones Industrial Average, S&P 500 and New York Stock Exchange Indices from March 31, 2008 to March 31, 2009.



20%
10
0
-10
-20
-30
-40
-50
CSBK
NASDAQ
S&P 500
DJIA
NYSE
Mar 08
Apr 08
May 08
Jun 08
Jul 08
Aug 08
Sep 08
Oct 08
Nov 08
Dec 08
Jan 09
Feb 09
Mar 09

Shareholders

To Our **Shareholders**

In a fiscal year in which the global banking industry suffered huge losses, your Company's commonsense approach yielded extremely positive results. Net income increased by 116.9% to $5.14 million in the 2009 fiscal year. Total assets for the fiscal year grew 6.8% to $959.8 million. And earnings per share rose from $0.09 for the 2008 fiscal year to $0.20 for the 2009 fiscal year.

In fiscal 2009, we also repurchased approximately 578,000 shares of Company common stock. We believe that the continuation of our repurchase programs, which we initiated in March 2005, is an effective use of our capital and will enhance shareholder value. At March 31, 2009, stockholders' equity totaled $173.2 million, with an average equity-to-assets ratio of 18.51%. Our dividend payout ratio was 36.45% for fiscal 2009.

Despite the economic downturn, our stock price at March 31, 2009 was $10.00 per share, nearly identical to the $10.08 per share one year earlier, on March 31, 2008. This was in marked contrast to market indices for the same period. For example, the NASDAQ Composite Index recorded a decline of 32.93% from March 31, 2008 to March 31, 2009.

We have paid 20 consecutive quarterly dividends since becoming a public company in March of 2004. For the year ended March 31, 2009, we paid cash dividends of $0.20 per share to shareholders other than Clifton MHC.

Common Sense Pays

Unlike our national and international competitors, we don't have thousands of employees or rely on arcane computer models. Instead, we have just ten offices and a staff of slightly more than 100. And yet, while most of these major banks foundered, we made money during the past fiscal year. How? By exercising good risk management, doing business with creditworthy customers and using common sense.

Our approach is—and always has been—simple. We believe it is irresponsible to accept blindly the opinion of value from a borrower or broker. We receive and review appraisals of all properties offered as security for a loan **and** we spot check them. The proof of the pudding is in the eating. We have 2,373 loans in our portfolio. Only one loan, on a small, very well-secured modest home, is in foreclosure.

At the same time, we ensure that the Bank maintains a growing base of residential loans within our community reinvestment assessment area, which extends to six New Jersey counties. Under our community reinvestment program, we offer reduced-interest mortgage rates to first-time home buyers.

In spite of the slowdown in real estate sales regionally as well as nationally, we are pleased to report that our net loans actually increased by $47.9 million, or 11.4%, from $420.6 million as of March 31, 2008 to $468.5 million as of March 31, 2009. The majority of the increase was in one-to-four family residential real estate loans, which grew $42.7 million, or 11.0%, and multi-family and commercial mortgage loans, which increased $5.9 million, or 36.8%, for the period.

We were organized in 1928 by 12 businessmen whose purpose was to "assist each other to acquire and improve real estate by the payment of periodic installments." They created a solid, reliable institution in which their depositors and employees could place their trust—an institution guided by "Dollars and Sense." Earning one dollar at a time. And consistently practicing common sense.

We have never lost sight of their purpose.

Our record of just one foreclosure in 2,373 loans is no accident. When we were offered double-digit returns on packaged securities consisting of different classes, or tranches (a French word), which included pools of loans to unqualified borrowers, we said **no**. Common sense, not computer models, dictated our decision.

Competitors who risked their depositors' monies by accepting troubled assets are now rationalizing their poor financials by blaming them on the economy, the global financial crisis, tax rates and the national financial slump. They are forced to accept government bailout money to dress up those troubled assets on their balance sheets. Rather than admit that they accepted bailout money under the "Troubled Asset Relief Program," they call it a Capital Purchase Program. Our common sense tells us that a rose by any other name is still a rose and their troubled assets are still troubled.

Our profitable loans remain profitable. That's why we didn't need the government's bailout money and said "No thanks" to the offer.

Paying a fair competitive rate to depositors is another of our commonsense practices that is yielding favorable results. Deposits increased $56.9 million, or 9.9%, to $633.6 million as of March 31, 2009 from $576.7 million at March 31, 2008.

At Clifton Savings, customer service is a priority. As a result, we offer depositors exceptional service as well as innovative customer products. Through our telephone banking system, our depositors can find out about balances, available funds and deposits; get information on posted checks, transfers, maturity and clearance dates; and also receive information on 1099s in various languages. We also provide small business checking accounts, specifically designed to give customers low-cost, unlimited check writing coupled with our friendly neighborhood service and convenience. And we provide Internet banking, which enables depositors to check their accounts 24 hours a day and make transactions when it's most convenient for them. In addition, we offer overdraft privileges to our checking depositors, giving them added flexibility with their money.

Our plans for the future include a state-of-the-art office with drive-through and ATM facilities opening this spring in the Athenia section of Clifton. It will replace the busy, cramped old office that has outlived its usefulness. And we have plans to open a branch in 2010 in an adjacent town which we currently do not serve. With the opening of this office, we will have a network of 11 personally oriented, efficient branches throughout our banking area. In addition to standard conveniences such as ATMs and drive-up window service at many of our branches, we also offer extended hours.

And yet, while most of these major banks foundered, we made money during the past fiscal year. How? By exercising good risk management, doing business with creditworthy customers and using common sense.

We believe our community-based focus is attractive to our customers and distinguishes us from the large regional banks that operate in our market area, and we intend to maintain this focus as we grow.

We pride ourselves that at Clifton Savings, personal banking is still personal. Looking forward, we will continue to apply the same personal, commonsense approach that has made us worthy of the confidence placed in us by our shareholders, borrowers, and depositors and employees.

John A. Celentano, Jr.
Chairman of the Board and Chief Executive Officer

Walter Celuch
President and Corporate Secretary

Selected **Consolidated Financial** and Other Data

The following table sets forth certain consolidated summary historical financial information concerning the financial position of Clifton Savings Bancorp, Inc. including its subsidiary, Clifton Savings Bank, and Clifton Savings Bank's subsidiary, Botany Inc., for the dates indicated. The financial data is derived in part from, and should be read in conjunction with, the consolidated financial statements and related notes of Clifton Savings Bancorp, Inc. appearing later in this annual report.

Financial Condition Data	At March 31, 2009	2008	2007	2006	2005
			(Dollars in thousands)		
Total assets	$959,770	$899,056	$805,042	$834,880	$841,877
Loans receivable, net	468,500	420,619	418,616	403,682	354,162
Cash and cash equivalents	51,126	52,231	41,105	22,623	31,121
Securities	394,375	380,878	305,860	387,850	435,854
Deposits	633,582	576,722	567,459	571,962	556,453
FHLB advances	144,272	142,306	45,346	57,874	75,263
Total stockholders' equity	173,164	172,355	184,598	197,748	203,173

Stockholders' Operating Data	Year Ended March 31, 2009	2008	2007	2006	2005
		(Dollars in thousands, except per share data)			
Interest income	$44,401	$38,570	$37,520	$35,352	$31,369
Interest expense	25,939	24,485	21,600	17,572	12,397
Net interest income	18,462	14,085	15,920	17,780	18,972
Provision for loan losses	260	90	90	160	260
Net interest income after provision for loan losses	18,202	13,995	15,830	17,620	18,712
Noninterest income	1,150	1,138	373	265	361
Noninterest expenses	11,852	12,125	12,380	12,094	10,279
Income before income taxes	7,500	3,008	3,823	5,791	8,794
Income taxes	2,364	636	1,351	2,124	3,514
Net income	$5,136	$2,372	$2,472	$3,667	$5,280
Basic and diluted earnings per share	$0.20	$0.09	$0.09	$0.13	$0.18

Performance Ratios	At or For the Year Ended March 31, 2009	2008	2007	2006	2005
Return on average assets	0.56%	0.29%	0.30%	0.43%	0.67%
Return on average equity	3.01%	1.34%	1.29%	1.83%	2.62%
Interest rate spread (1)	1.59%	1.09%	1.23%	1.52%	1.96%
Net interest margin (2)	2.12%	1.82%	2.01%	2.16%	2.48%
Noninterest expense to average assets	1.29%	1.49%	1.51%	1.43%	1.30%
Efficiency ratio (3)	60.43%	79.65%	75.98%	67.02%	53.35%
Average interest-earning assets to average interest-bearing liabilities	1.18x	1.23 x	1.29 x	1.30 x	1.32 x
Average equity to average assets	18.51%	21.65%	23.49%	23.76%	25.48%
Basic and diluted earnings per share	$0.20	$0.09	$0.09	$0.13	$0.18
Dividends per share (5)	$0.20	$0.20	$0.20	$0.20	$0.14
Dividend payout ratio (5)	36.45%	86.97%	96.48%	67.96%	33.52%
Capital Ratios (4)					
Tangible capital	15.61%	16.71%	18.27%	17.28%	17.52%
Core capital	15.61%	16.71%	18.27%	17.34%	17.56%
Risk-based capital	42.04%	45.02%	46.70%	47.02%	50.83%
Asset Quality Ratios					
Allowance for loan losses as a percent of total gross loans	0.36%	0.34%	0.32%	0.31%	0.31%
Allowance for loan losses as a percent of nonperforming loans	195.40%	543.40%	523.26%	12600.00%	110000.00%
Net charge-offs to average outstanding loans during the period	0.00%	0.00%	0.00%	0.00%	0.00%
Nonperforming loans as a percent of total loans	0.19%	0.06%	0.06%	0.00%	0.00%
Nonperforming assets as a percent of total assets	0.09%	0.03%	0.03%	0.00%	0.00%
Other Data					
Number of: Real estate loans outstanding	2,373	2,250	2,284	2,266	2,173
Deposit accounts	32,249	32,633	34,410	35,658	34,709
Full-service customer service facilities	10	10	10	10	10

(1) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(2) Represents net interest income as a percent of average interest-earning assets.
(3) Represents noninterest expense divided by the sum of net interest income and noninterest income, excluding gains or losses on the sale of assets.
(4) Bank only.
(5) Reflects only shares of common stock held by stockholders other than Clifton MHC.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The objective of this section is to help you understand our views on our results of operations and financial condition. You should read this discussion in conjunction with the consolidated financial statements and notes to the consolidated financial statements that appear later in this annual report.

This section contains certain "forward-looking statements" within the meaning of the federal securities laws. These statements are not historical facts, but, rather are statements based on Clifton Savings Bancorp, Inc.'s current expectations regarding its business strategies, intended results and future performance. Forward-looking statements are preceded by terms such as "expects," "believes," "anticipates," "intends" and similar expressions.

Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. Factors which could affect actual results include interest rate trends, the general economic climate in the market area in which Clifton Savings Bancorp operates, as well as nationwide, Clifton Savings Bancorp's ability to control costs and expenses, competitive products and pricing, loan delinquency rates and changes in federal and state legislation and regulation. These factors should be considered in evaluating the forward-looking statements and undue reliance should not be placed on such statements. Clifton Savings Bancorp assumes no obligation to update any forward-looking statements.

Overview

Income. We have two primary sources of pre-tax income. The first is net interest income. Net interest income is the difference between interest income (which is the income that we earn on our loans and investments) and interest expense (which is the interest that we pay on our deposits and borrowings).

To a much lesser extent, we also recognize pre-tax income from fee and service charge income – the compensation we receive from providing products and services, and the increase in the cash surrender value of bank owned life insurance. Most of our fee and service charge income comes from service charges on deposit accounts and fees for late loan payments. We also earn fee and service charge income from ATM charges and other fees and charges. The cash surrender value of bank owned life insurance is recorded in the consolidated statement of financial condition as an asset and the change in cash surrender value is recorded as non-interest income.

Expenses. The expenses we incur in operating our business consist of salary and employee benefits expenses, occupancy expenses, equipment expenses, directors' compensation, advertising expenses, legal expenses, federal insurance premiums, and other miscellaneous expenses.

Salary and employee benefits expenses consist primarily of the salaries and wages paid to our employees, payroll taxes and expenses for retirement and other employee benefits.

Occupancy expenses, which are the fixed and variable costs of building and related equipment, consist primarily of lease payments, real estate taxes, depreciation charges, maintenance and costs of utilities.

Equipment expenses include fees paid to our third-party data processing service, telephone expense and expenses and depreciation charges related to premises and banking equipment. Depreciation of premises and banking equipment is computed using the straight-line method based on the useful lives of the related assets. Estimated lives are 5 to 40 years for building and improvements, 5 to 20 years for land improvements and 2 to 10 years for furniture and equipment. Leasehold improvements are amortized over the shorter of the useful life of the asset or term of the lease.

Directors' compensation expense includes stock option and restricted stock expense, retirement benefits and directors' fees.

Advertising expenses include costs relating to marketing, promotional items and related expenses.

Legal expenses include attorneys' fees related to litigation, corporate, securities, regulatory and other legal matters.

Federal insurance premiums are payments we make to the Federal Deposit Insurance Corporation for the insurance of customer deposit accounts.

Other expenses include expenses for accountants and consultants, charitable contributions, insurance, office supplies, printing, postage and other miscellaneous operating expenses.

Critical Accounting Policies

We consider accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income, to be critical accounting policies. Material estimates that are particularly susceptible to significant changes relate to the determination of the allowance for loan losses, the assessment of prepayment risks associated with mortgage-backed securities, the identification of other-than-temporary impairment, determination of the liability and expense on our defined benefit plans, and the determination of the amount of deferred income tax assets which are more likely than not to be realized.

Allowance for Loan Losses. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Management reviews the level of the allowance on a monthly basis and establishes the provision for loan losses based on the composition of the loan portfolio, delinquency levels, loss experience, economic conditions, and other factors related to the collectability of the loan portfolio.

Although we believe that we use the best information available to establish the allowance for loan losses, future additions to the allowance may be necessary based on estimates that are susceptible to change as a result of changes in economic conditions and other factors. In addition, the Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses. Such agency may require us to recognize adjustments to the allowance based on its judgments about information available to it at the time of its examination.

Mortgage-Backed Securities. Assessments of prepayment risks related to mortgage-backed securities are based upon current market conditions, which are subject to frequent change. We believe that the prepayment risks associated with mortgage-backed securities are properly recognized.

Deferred Income Taxes. We use the asset and liability method of accounting for income taxes as prescribed in Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If current available information raises doubt as to the realization of the deferred tax assets, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax assets and liabilities. These judgments require us to make projections of future taxable income. The judgments and estimates we make in determining our deferred tax assets, which are inherently subjective, are reviewed on a continual basis as regulatory and business factors change. Any reduction in estimated future taxable income may require us to record a valuation allowance against our deferred tax assets. A valuation allowance would result in additional income tax expense in the period in which it is recognized, which would negatively affect earnings. Management believes, based upon current facts, that it is more likely than not that there will be sufficient taxable income in future years to realize the deferred tax assets.

Effective April 1, 2007, Clifton Savings Bancorp adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides clarification on accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure and transition. We have evaluated our tax positions as of April 1, 2007, March 31, 2008 and March 31, 2009, respectively. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a likelihood of being realized on examination of more than 50 percent. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. Under the "more-likely-than-not" threshold guidelines, we believe no significant uncertain tax positions exist, either individually or in the aggregate, that would give rise to the non-recognition of an existing tax benefit. As of April 1, 2007, March 31, 2008 and March 31, 2009, respectively, we had no material unrecognized tax benefits or accrued interest and penalties. Our policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the consolidated statement of income. We did not recognize any interest and penalties from April 1, 2007 through March 31, 2009. The tax years subject to examination by the federal taxing authorities are the years ended December 31, 2008, 2007and 2006. The tax years subject to examination by the state taxing authorities are the years ended December 31, 2008, 2007, 2006 and 2005.

Defined Benefit Plans. The liability and expense for our defined benefit plans are based upon actuarial assumptions of future events, including interest rates, rates of increase in compensation and the length of time we will have to provide those benefits. Actual results may differ from these assumptions. These assumptions are reviewed and updated annually and management believes the estimates are reasonable.

Other-Than-Temporary Impairment SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and Staff Accounting Bulletin 59, "Noncurrent Marketable Equity Securities," require companies to perform periodic reviews of individual securities in their investment portfolios to determine whether decline in the value of a security is other than temporary. A review of other-than-temporary impairment requires companies to make certain judgments regarding the materiality of the decline, its effect on the financial statements and the probability, extent and timing of a valuation recovery and the company's intent and ability to hold the security. Pursuant to these requirements, we assess valuation declines to determine the extent to which such changes are attributable to (1) fundamental factors specific to the issuer, such as financial condition, business prospects or other factors or (2) market-related factors, such as interest rates or equity market declines of a short-term nature. Management does not believe that any of the unrealized losses at March 31, 2009 on our investments and mortgage-backed securities represent an other-than-temporary impairment as they are primarily related to market interest rates and not related to the underlying credit quality of the issuers of the securities. Additionally, we have the ability, and management has the intent, to hold such securities for the time necessary to recover amortized cost and management does not have the intent to sell the securities, and it is more likely than not that we will not have to sell the securities before recovery of our amortized cost.

Operating Strategy

Our mission is to continue to operate and grow a profitable community-oriented financial institution serving primarily retail customers in our market area. We plan to achieve this by:

- operating as an independent community-oriented financial institution;
- pursuing opportunities to increase our loan portfolio by purchasing New Jersey loans;
- continuing to use conservative underwriting practices to maintain the high quality of our loan portfolio;
- managing our investment and borrowing portfolios; and
- increasing deposits.

Operating as an independent community-oriented financial institution

We have a long tradition of focusing on the needs of consumers in our community and being an active corporate citizen. Unlike some large banks, our decisions are made locally, we have many long time branch employees, and customers have access to senior management. In recent years, we have expanded our customer service initiatives. In addition to standard conveniences such as ATMs, we offer extended hours and telephone and internet banking. We deliver personalized service and respond with flexibility to customer needs. We believe our community orientation is attractive to our customers and distinguishes us from the large regional banks and other financial institutions that operate in our market area, and we intend to maintain this focus as we grow.

Pursuing opportunities to increase our loan portfolio by purchasing New Jersey loans

We will pursue the purchase of New Jersey loans originated by third parties while continuing to originate any such loans in accordance with our conservative underwriting guidelines. Purchased loan packages are subject to the same guidelines established for our own origination process. By purchasing loans we supplement loan demand in our lending areas while minimizing overhead costs.

Continuing to use conservative underwriting practices to maintain the high quality of our loan portfolio

We believe that high asset quality is a key to long-term financial success. We have sought to maintain a high level of asset quality and moderate credit risk by using underwriting standards which we believe are conservative. At March 31, 2009, our nonperforming loans (loans which are 90 or more days delinquent) were 0.19% of our total loan portfolio and 0.09% of our total assets. We intend to continue our philosophy of managing large loan exposures of all loan types through our conservative approach to lending.

Managing our investment and borrowing portfolios

Our liquidity, income and interest rate risk are largely affected by the management of our investment and borrowings portfolios. During the year ended March 31, 2009, we purchased mortgage-backed securities in an effort to increase yield while managing our interest rate sensitivity. The majority of these securities generally mature within a range of fifteen years to thirty years but have substantially higher yields than agency securities. We also purchased short-term U.S. Government obligations to provide an additional source of liquidity during the next one to five years. We will continue to monitor market conditions to determine the best method of generating a favorable return without incurring undue additional risk. We have continued our leverage strategy and we will continue to look for additional leveraging opportunities as market conditions improve.

Increasing deposits

Our primary source of funds is our deposit accounts. Deposits increased $56.9 million, or 9.9%, since March 31, 2008 as local competition has remained stable. We intend to increase our future deposits by continuing to offer exceptional customer service, as well as enhancing and expanding products and services offered to our customers.

Results of Operations for the Years Ended March 31, 2009, 2008 and 2007

Overview.

	2009	2008	2007	% Change 2009/2008	% Change 2008/2007
	(Dollars in thousands)				
Net earnings	$5,136	$2,372	$2,472	116.53%	(4.05)%
Return on average assets	0.56%	0.29%	0.30%	93.10%	(3.33)%
Return on average equity	3.01%	1.34%	1.29%	124.63%	3.88%

2009 v. 2008. Net earnings increased primarily due to an increase in the interest rate spread from 1.09% in 2008 to 1.59% in 2009, partially offset by increases in the provision for loan losses and income taxes.

2008 v. 2007. Net earnings decreased primarily due to the continued increase in interest expense as a result of the competitive pricing environment for deposits, coupled with the unfavorable yield curve experienced throughout much of the period.

Net Interest Income.

2009 v. 2008. Net interest income increased $4.4 million, or 31.2%, to $18.5 million for 2009. The increase in net interest income for 2009 was attributable to a 50 basis points increase in the interest rate spread which was due to an increase of 12 basis points in the yield earned on interest-earning assets coupled with a decrease of 38 basis points in the cost of interest-bearing liabilities.

Total interest income increased $5.8 million or 15.0%, to $44.4 million for 2009, resulting from an increase in the rate earned on average interest-earning assets coupled with an increase in the balance of average interest-earning assets. During 2009, the average yield on interest-earning assets increased 12 basis points to 5.11%, coupled with an increase of $97.0 million, or 12.6%, in the balance of average interest-earning assets to $869.6 million. The composition of interest-earning assets generally consists of loans, securities and interest-earning deposits. The increase in average interest-earning assets was primarily due to increases of $29.7 million in loans and $132.1 million in mortgage-backed securities, partially offset by decreases of $59.6 million in investment securities and $5.2 million in other interest-earning assets. Interest on loans and mortgage-backed securities increased by 31.1% due to the redeployment of calls and maturities of investment securities and the decrease in other interest-earning assets into higher yielding assets. Interest on investment securities and other interest-earning assets decreased by 46.9% due to the significant decreases in both the yield and average balances.

Total interest expense increased $1.4 million, or 5.7%, to $25.9 million for 2009 due to an increase of $109.6 million, or 17.5% in the balance on average interest-bearing liabilities, partially offset by a decrease in the average interest rate paid on interest-bearing liabilities of 38 basis points to 3.52%.

2008 v. 2007. Net interest income decreased $1.8 million, or 11.3%, to $14.1 million for 2008. The decrease in net interest income for 2008 was attributable to a 14 basis point decrease in the net interest rate spread which was due to an increase in the cost of interest-bearing liabilities in excess of the increase in the yield on interest-earning assets.

Total interest income increased $1.1 million, or 2.9%, to $38.6 million for 2008, resulting from an increase in the yield earned on average interest-earning assets. During 2008, the average yield on interest-earning assets increased 26 basis points to 4.99%, partially offset by a decrease of $21.4 million, or 2.7%, in the balance of average interest-earning assets to $772.6 million. The composition of interest-earning assets generally consists of loans, securities and interest-earning deposits. The decrease in average interest-earning assets was primarily due to a decrease of $54.1 million in investment securities, partially offset by increases of $2.6 million in loans, $20.1 million in mortgage-backed securities and $10.0 million in other interest-earning assets. Interest on loans, mortgage-backed securities and other interest-earning assets increased by 7.4% due to the redeployment of calls and maturities in investments into higher yielding assets. Interest on investment securities decreased by 15.3% due to a $50.0 million decrease in the average balance.

Total interest expense increased $2.9 million, or 13.4%, to $ 24.5 million for 2008 due primarily to the increase in the yield on average interest-bearing liabilities, and to a lesser extent, the increase in the average balance. Overall, the average interest rate paid on interest-bearing liabilities increased 40 basis points to 3.90%, while the average balance increased $11.5 million, or only 1.9%.

Average Balances and Yields. The following table presents information regarding average balances of assets and liabilities, as well as the total dollar amounts of interest income and dividends from average interest-earning assets and interest expense on average interest-bearing liabilities and the resulting average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. For purposes of this table, average balances have been calculated using the average of month-end balances, and nonaccrual loans are included in average balances; however, accrued interest income has been excluded from these loans. Loan fees (costs) are included in interest income on loans and are insignificant. Yields are not presented on a tax-equivalent basis. Any adjustments necessary to present yields on a tax equivalent basis are insignificant.

	Year Ended March 31,								
	2009			2008			2007		
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
	(Dollars in thousands)								
Assets:									
Interest-earning assets:									
Loans receivable	$453,137	$23,966	5.29%	$423,477	$22,148	5.23%	$420,924	$21,725	5.16%
Mortgage-backed securities	307,941	16,240	5.27%	175,826	8,521	4.85%	155,720	6,851	4.40%
Investment securities	77,306	3,515	4.55%	136,912	6,403	4.68%	190,971	7,556	3.96%
Other interest-earning assets	31,229	680	2.18%	36,389	1,498	4.12%	26,393	1,388	5.26%
Total interest-earning assets	869,613	44,401	5.11%	772,604	38,570	4.99%	794,008	37,520	4.73%
Noninterest-earning assets	51,406			42,110			24,110		
Total assets	$921,019			$814,714			$818,118		
Liabilities and equity:									
Interest-bearing liabilities:									
Demand accounts	$49,952	835	1.67%	$48,818	1,199	2.46%	$47,756	1,044	2.19%
Savings and Club accounts	90,258	996	1.10%	94,570	1,076	1.14%	110,860	1,294	1.17%
Certificates of deposit	447,801	18,260	4.08%	419,967	19,791	4.71%	405,311	17,248	4.26%
Total interest-bearing deposits	588,011	20,091	3.42%	563,355	22,066	3.92%	563,927	19,586	3.47%
FHLB Advances	149,468	5,848	3.91%	64,527	2,419	3.75%	52,429	2,014	3.84%
Total interest-bearing liabilities	737,479	25,939	3.52%	627,882	24,485	3.90%	616,356	21,600	3.50%
Noninterest-bearing liabilities:									
Noninterest-bearing deposits	4,830			3,478			2,836		
Other noninterest-bearing liabilities	8,270			6,947			6,727		
Total noninterest-bearing liabilities	13,100			10,425			9,563		
Total liabilities	750,579			638,307			625,919		
Stockholders' equity	170,440			176,407			192,199		
Total liabilities and stockholders' equity	$921,019			$814,714			$818,118		
Net interest income		$18,462			$14,085			$15,920	
Interest rate spread			1.59%			1.09%			1.23%
Net interest margin			2.12%			1.82%			2.01%
Average interest-earning assets to average interest-bearing liabilities	1.18x			1.23x			1.29x		

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionately based on the changes due to rate and the changes due to volume.

	2009 Compared to 2008 Increase (Decrease) Due to			2008 Compared to 2007 Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
	(In thousands)					
Interest income:						
Loans receivable	$1,562	$256	$1,818	$130	$293	$423
Mortgage-backed securities	6,921	798	7,719	932	738	1,670
Investment securities	(2,715)	(173)	(2,888)	(2,376)	1,223	(1,153)
Other interest-earning assets	(189)	(629)	(818)	453	(343)	110
Total interest income	5,579	252	5,831	(861)	1,911	1,050
Interest expense:						
Demand deposits	27	(391)	(364)	24	131	155
Savings and Club accounts	(45)	(35)	(80)	(186)	(32)	(218)
Certificates of deposit	1,246	(2,777)	(1,531)	649	1,894	2,543
Total deposit expense	1,228	(3,203)	(1,975)	487	1,993	2,480
FHLB advances	3,321	108	3,429	453	(48)	405
Total interest expense	4,549	(3,095)	1,454	940	1,945	2,885
Net interest income	$1,030	$3,347	$4,377	$(1,801)	$(34)	$(1,835)

Provision for Loan Losses.

2009 v. 2008. We recorded a provision for loan losses of $260,000 during the year ended March 31, 2009, compared to $90,000 during the year ended March 31, 2008. The increase in the provision for loan losses was a result of both increases in non-performing loans and the loan portfolio balance. Gross loans increased 11.4% during the period. Non-performing loans increased from $265,000 to $870,000, or 228.3%, from March 31, 2008 to 2009.

2008 v. 2007. We recorded a provision for loan losses of $90,000 during the year ended March 31, 2008, consistent with 2007. The need for this provision was due to an increase in the loan portfolio balance coupled with an increase in delinquent loans. Gross loans increased 0.6% during the period. Non-performing loans increased from $258,000 to $265,000, or 2.7%, from March 31, 2007 to 2008.

An analysis of the changes in the allowance for loan losses is presented under "*Risk Management—Analysis of Nonperforming and Classified Assets.*"

Non-interest Income. The following table shows the components of non-interest income and the percentage changes from 2009 versus 2008 and from 2008 versus 2007.

	2009	2008	2007	% Change 2009/2008	%Change 2008/2007
	(Dollars in thousands)				
Fees and service charges	$ 204	$210	$220	(2.86)%	(4.55)%
Bank owned life insurance	914	905	129	0.99	601.55
Other	32	23	24	39.13	(4.17)
Total	$1,150	$1,138	$373	1.05%	205.09%

2009 v. 2008. Non-interest income increased primarily due to increases in income from the cash surrender value of bank owned life insurance and other non-interest income during the year ended March 31, 2009.

2008 v. 2007. Non-interest income increased primarily due to the $776,000 increase in the cash surrender value of bank owned life insurance that was purchased during the year ended March 31, 2007.

Non-interest Expense. The following table shows the components of non-interest expense and the percentage changes from 2009 versus 2008 and from 2008 versus 2007.

	2009	2008	2007	% Change 2009/2008	%Change 2008/2007
	(Dollars in thousands)				
Salaries and employee benefits	$ 6,842	$6,957	$7,132	(1.65)%	(2.45)%
Net occupancy expense of premises	1,052	1,032	978	1.94	5.52
Equipment	863	886	935	(2.60)	(5.24)
Directors' compensation	943	1,000	1,351	(5.70)	(25.98)
Advertising	269	316	285	(14.87)	10.88
Legal	85	307	243	(72.31)	26.34
Federal insurance premium	328	68	73	382.35	(6.85)
Other	1,470	1,559	1,383	(5.71)	12.73
Total	$11,852	$12,125	$12,380	(2.25)%	(2.06)%

2009 v. 2008. Salaries and employee benefits decreased due to a decrease in stock option and ESOP expenses. Directors' compensation decreased mostly due to a decrease in stock option expense. Advertising expenses decreased as a result of a reduction in the number of newspaper advertisements during the 2009 period. Legal fees decreased as a result of a $92,000 insurance recovery of previously expensed fees relating to litigation and a corresponding decrease in litigation costs. The increase of $260,000 in federal deposit insurance premiums was primarily attributable to an increase in assessment rates along with a new assessment on certain noninterest-bearing transaction accounts under the FDIC's Temporary Liquidity Guarantee Program. Other expenses decreased mainly due to a $49,000 recovery of previously expensed consulting fees relating to litigation and the elimination of $47,000 in State of New Jersey bank supervisory fees due to Clifton Savings Bank's charter conversion to a federal savings bank.

2008 v. 2007. Salaries and employee benefits decreased due to a decrease in stock option, ESOP and health insurance expenses. Directors' compensation decreased mostly due to the immediate vesting and recognition in 2007 of expense of previously granted restricted stock awards and stock options to a Company director, following his resignation due to health problems. Legal fees increased as a result of an increase in litigation costs. The increase in other expenses was primarily attributable to the prior period including a refund of previously expensed costs relating to a potential branch site.

Income Taxes.

2009 v. 2008. Income taxes increased due to an increase in pre-tax income coupled with an increase in the overall income tax rate, as non-taxable income represents a smaller portion of overall income in 2009. The overall effective tax rate for 2009 was 31.5%, compared to 21.2% for 2008.

2008 v. 2007. Income taxes decreased due to a decrease in pre-tax income coupled with an increase in non-taxable income as a result of income from bank owned life insurance. A decrease in the effective tax rate for 2008 was also attributable to an increase in the percentage of total pre-tax income contributed by our investment company, Botany Inc., which is taxed at a lower state tax rate. The overall effective tax rate for 2008 was 21.2%, compared to 35.3% for 2007.

Balance Sheet

Loans. Our primary lending activity is the origination of loans secured by real estate. We originate real estate loans secured by one- to four-family homes, and to a much lesser extent, multi-family and commercial real estate and construction loans. At March 31, 2009, real estate mortgage and construction loans totaled $453.7 million, or 96.6% of total loans compared to $406.0 million, or 96.3% at March 31, 2008, and $404.5 million, or 96.5% of total loans at March 31, 2007. Loans increased during the year ended March 31, 2009 due to continued competitive pricing and consistent loan origination volume, along with the purchase of $4.6 million in loans, all of which are secured by residential real estate properties located within the State of New Jersey. Loans increased in the year ended March 31, 2008 due to continued competitive pricing and consistent loan origination volume, along with the purchase of $10.9 million in loans, all of which are secured by residential real estate properties located within fifteen states on the Eastern Seaboard. Origination and purchase volume slightly offset repayment levels during 2008.

The largest segment of our mortgage loan portfolio is one- to four-family loans. At March 31, 2009, one- to four-family loans totaled $431.1 million and represented 95.0% of total real estate loans and 91.8% of total loans. One- to four-family mortgage loans increased $42.7 million, or 11.0%, during the year ended March 31, 2009. One- to four-family mortgage loans decreased only $225,000, or 0.06%, during the year ended March 31, 2008.

Multi-family and commercial real estate loans are the second largest segment of our mortgage loan portfolio. This portfolio was $21.9 million, and represented 4.7% of total loans as of March 31, 2009. Multi-family and commercial real estate loans increased $5.9 million, or 36.8%, during the year ended March 31, 2009 and increased $2.1 million, or 15.1%, in the year ended March 31, 2008.

We also originate consumer loans which include second mortgage loans, loans secured by passbook or certificate accounts and home equity lines of credit. Consumer loans totaled $15.8 million and represented 3.4% of total loans at March 31, 2009, compared to $15.5 million, or 3.7% of total loans, at March 31, 2008.

The following table sets forth the composition of our loan portfolio at the dates indicated.

	At March 31,					
	2009		2008		2007	
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)					
Real estate loans:						
One- to four-family	$431,055	91.82%	$388,378	92.15%	$388,603	92.73%
Multi-family and commercial	21,886	4.66	15,993	3.79	13,890	3.31
Construction	750	0.16	1,630	0.39	1,994	0.48
Total real estate loans	453,691	96.64	406,001	96.33	404,487	96.52
Consumer loans:						
Second mortgage loans	13,055	2.78	13,458	3.19	12,187	2.91
Passbook or certificate loans	1,148	0.25	1,110	0.26	1,251	0.30
Equity lines of credit	1,260	0.27	617	0.15	859	0.20
Other consumer loans	295	0.06	295	0.07	290	0.07
Total consumer loans	15,758	3.36	15,480	3.67	14,587	3.48
Total gross loans	469,449	100.00%	421,481	100.00%	419,074	100.00%
Loans in process	(143)		(349)		(227)	
Net premiums and deferred loan costs	894		927		1,119	
Allowance for loan losses	(1,700)		(1,440)		(1,350)	
Total loans receivable, net	$468,500		$420,619		$418,616	

	At March 31,			
	2006		2005	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Real estate loans:				
One- to four-family	$378,500	93.36%	$334,902	94.43%
Multi-family and commercial	12,877	3.17	10,932	3.08
Construction	3,769	0.93	845	0.24
Total real estate loans	395,146	97.46	346,679	97.75
Consumer loans:				
Second mortgage loans	7,567	1.87	4,874	1.38
Passbook or certificate loans	996	0.25	894	0.25
Equity lines of credit	1,430	0.35	1,912	0.54
Other consumer loans	290	0.07	290	0.08
Total consumer loans	10,283	2.54	7,970	2.25
Total gross loans	405,429	100.00%	354,649	100.00%
Loans in process	(1,512)		(159)	
Net premiums and deferred loan costs	1,025		772	
Allowance for loan losses	(1,260)		(1,100)	
Total loans receivable, net	$403,682		$354,162	

The following table sets forth certain information at March 31, 2009 regarding the dollar amount of principal repayments becoming due during the periods indicated for loans. The table does not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less.

	One- to Four-Family Real Estate	Multi-Family and Commercial Real Estate	Construction	Consumer Loans	Total Loans
			(In thousands)		
Amounts due in:					
One year or less	$ 126	$ --	$750	$ 1,427	$ 2,303
More than one to three years	740	--	--	192	932
More than three to five years	2,062	9	--	798	2,869
More than five to ten years	48,997	757	--	3,762	53,516
More than ten to fifteen years	77,466	7,535	--	3,661	88,662
More than fifteen years	301,664	13,585	--	5,918	321,167
Total	$431,055	$21,886	$750	$15,758	$469,449

The following table sets forth the dollar amount of all loans at March 31, 2009 that are due after March 31, 2010 and have either fixed interest rates or floating or adjustable interest rates. The amounts shown below exclude applicable loans in process and net premiums and deferred loan costs, and includes $870,000 of nonperforming loans.

	Fixed-Rates	Floating or Adjustable-Rates	Total
		(In thousands)	
Real estate loans:			
One- to four-family	$281,361	$149,568	$430,929
Multi-family and commercial	6,514	15,372	21,886
Consumer loans	13,072	1,259	14,331
Total	$300,947	$166,199	$467,146

Securities. Our securities portfolio consists primarily of Federal agency debt securities with maturities of five years or less and mortgage-backed securities with stated final maturities of thirty years or less. Securities increased $13.5 million, or 3.5%, in the year ended March 31, 2009 mainly as a result of the purchase of mortgage-backed securities with proceeds from maturities and calls of agency debt securities and repayments on existing mortgage-backed securities. All of our mortgage-backed securities were issued by either Ginnie Mae, Fannie Mae or Freddie Mac.

The following table sets forth the amortized cost and fair value of our securities portfolio at the dates indicated.

	At March 31,					
	2009		2008		2007	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)					
Securities available-for-sale:						
Federal agency debt securities	$ 10,000	$ 10,038	$ --	$ --	$ 4,999	$ 4,981
Federal National Mortgage Association (1)	41,695	43,299	49,215	49,940	20,804	20,330
Federal Home Loan Mortgage Corporation (1)	33,357	34,823	39,667	40,279	25,978	25,460
	85,052	88,160	88,882	90,219	51,781	50,771
Securities held-to-maturity:						
Federal agency debt securities	74,997	75,754	109,993	112,086	164,989	164,084
Federal National Mortgage Association (1)	59,317	61,774	35,201	35,872	25,127	24,919
Federal Home Loan Mortgage Corporation (1)	136,570	141,970	136,366	137,819	52,005	51,100
Governmental National Mortgage Association (1)	35,331	36,429	9,099	8,995	12,968	12,783
	306,215	315,927	290,659	294,772	255,089	252,886
Total	$391,267	$404,087	$379,541	$384,991	$306,870	$303,657

(1) Mortgage-backed securities.

At March 31, 2009, we did not own any securities, other than U.S. Government and agency securities, that had an aggregate book value in excess of 10% of our total capital at that date.

The following table sets forth the contractual maturities and weighted average yields of securities at March 31, 2009. Certain mortgage-backed securities have interest rates that are adjustable and will reprice annually within the various maturity ranges. These annual repricings are not reflected in the table below. At March 31, 2009, the amortized cost of mortgage-backed securities with adjustable rates totaled $20.8 million. We had no tax-exempt securities at March 31, 2009.

	Less Than One Year		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total	
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
					(Dollars in thousands)					
Securities available for sale:										
Federal agency securities	$ --	--%	$10,000	2.19%	$ --	--%	$ --	--%	$ 10,000	2.19%
Fannie Mae (1)	--	--	--	--	--	--	41,694	5.23	41,694	5.23
Freddie Mac (1)	--	--	--	--	8,980	5.01	24,378	5.46	33,358	5.33
	--	--	10,000	2.19	8,980	5.01	66,072	5.31	85,052	4.91
Securities held to maturity:										
Federal agency securities	29,997	4.17	45,000	3.38	--	--	--	--	74,997	3.70
Fannie Mae (1)	1,133	4.45	124	6.02	2,828	4.81	55,232	5.55	59,317	5.49
Freddie Mac (1)	606	4.45	164	6.76	19,457	4.63	116,343	5.42	136,570	5.30
Ginnie Mae (1)	--	--	20	6.25	141	5.38	35,170	5.70	35,331	5.69
	31,736	4.19	45,308	3.40	22,426	4.66	206,745	5.50	306,215	4.99
Total	$31,736	4.19%	$55,308	3.18%	$31,406	4.76%	$272,817	5.45%	$391,267	4.97%

(1) Mortgage-backed securities.

Bank Owned Life Insurance. Bank owned life insurance increased $914,000 in the year ended March 31, 2009 as a result of an increase in the cash surrender value, which is recognized in non-interest income.

Premises and Equipment. Premises and equipment increased approximately $305,000 in the year ended March 31, 2009 primarily due to expenditures of $787,000 relating to a branch renovation partially offset by depreciation of $482,000.

Other Assets. Other assets decreased approximately $718,000 in the year ended March 31, 2009 primarily due to a decrease of $381,000 in deferred taxes coupled with a decrease of $249,000 in accrued and refundable income taxes.

Deposits. Our primary source of funds is our deposit accounts. The deposit base is comprised of non-interest-bearing demand, NOW accounts, which include high yield (Crystal) checking, passbook and statement savings, club, money market and time deposits. These deposits are provided primarily by individuals within our market area. We do not use brokered deposits as a source of funding. Deposits increased $56.9, or 9.9%, in the year ended March 31, 2009.

The following table indicates the amount of jumbo certificates of deposit by time remaining until maturity as of March 31, 2009. Jumbo certificates of deposit require minimum deposits of $100,000.

Maturity Period	Jumbo Certificates of Deposit
	(In thousands)
Three months or less	$ 26,220
Over three through six months	27,687
Over six through twelve months	47,461
Over twelve months	24,972
Total	$126,340

Borrowings. To supplement deposits as a source for lending and investment activities, the Bank may borrow funds from the Federal Home Loan Bank of New York. Historically, the cash flows from deposit and other daily activities have been sufficient to meet day-to-day funding obligations, with only the occasional need to borrow on a short term basis from our established lines of credit with the Federal Home Loan Bank. However, as part of our leveraging strategy, which was originally implemented during the year ended March 31, 2005, we again began to borrow from the Federal Home Loan Bank in November 2007 to use those funds to simultaneously invest into higher yielding mortgage-backed securities.

The following table presents certain information regarding our Federal Home Loan Bank of New York advances during the periods and at the dates indicated. We had no other borrowing arrangements at March 31, 2009.

	Year Ended March 31,		
	2009	2008	2007
	(Dollars in thousands)		
Maximum amount of advances outstanding at any month end during the period	$162,329	$142,306	$66,422
Average advances outstanding during the period	$149,468	$ 64,527	$52,429
Weighted average interest rate during the period	3.91%	3.75%	3.84%
Balance outstanding at end of period	$144,272	$142,306	$45,346
Weighted average interest rate at end of period	3.85%	3.89%	3.84%

Equity. Total equity increased by $800,000, or 0.5%, to $173.2 at March 31, 2009 from $172.4 million at March 31, 2008. The increase in 2009 resulted primarily from net income of $5.14 million, a net increase in unrealized gains of $1.1 million, net of taxes, on the available for sale securities portfolios, ESOP shares committed to be released of $777,000, and $1.4 million for stock option and restricted stock awards earned under our 2005 Equity Incentive Plan and related tax benefits, partially offset by the repurchase of approximately 578,000 shares of Clifton Savings Bancorp common stock for $5.9 million, and cash dividends paid of $1.9 million. Our average equity to average assets ratio was 18.5% at March 31, 2009, compared to 21.7% at March 31, 2008.

Risk Management

Overview. Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk and market risk. Credit risk is the risk of not collecting the interest and or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of interest income as a result of changes in interest rates. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities that are accounted for on a mark-to-market basis. Other risks that we face are operational risks, liquidity risks and reputation risk. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology and disaster recovery. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

Credit Risk Management. Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans. Our strategy also emphasizes the origination of one- to four-family mortgage loans, which typically have lower default rates than most other types of loans and are secured by collateral that generally tends to appreciate in value.

When a borrower fails to make a required loan payment, we take a number of steps to have the borrower cure the delinquency and restore the loan to current status. The following describes our general collection procedures. We mail a late charge notice when the loan becomes 15 days past due. We make initial contact with the borrower when the loan becomes 30 days past due. If payment is not then received by the 45th day of delinquency, additional letters and phone calls generally are made. After the 90th day of delinquency, we will send the borrower a final demand for payment and refer the loan to legal counsel to commence foreclosure proceedings. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the real property securing the loan generally is sold at foreclosure. We may consider loan workout arrangements with certain borrowers under certain circumstances.

Analysis of Nonperforming and Classified Assets. When a loan becomes 90 days delinquent, or when other factors indicate that the collection of such amounts is doubtful, the loan is placed on nonaccrual status at which time an allowance for uncollected interest is recorded in the current period for previously accrued and uncollected interest. Interest on such loans, if appropriate, is recognized as income when payments are received. A loan is returned to accrual status when interest or principal payments are no longer ninety days or more in arrears on a contractual basis and factors indicating doubtful collectability no longer exist.

We consider repossessed assets and loans that are 90 days or more past due to be nonperforming assets. Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired it is recorded at the fair market value at the date of foreclosure. Holding costs and declines in fair value after acquisition of the property result in charges against income. At March 31, 2009 and 2008, we had no real estate owned.

Under current accounting guidelines, a loan is defined as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due under the contractual terms of the loan agreement. We consider one- to four-family mortgage loans and consumer installment loans to be homogeneous and, therefore, do not separately evaluate them for impairment, unless they are considered troubled debt restructurings, as discussed below. All other loans are evaluated for impairment on an individual basis. At March 31, 2009 and 2008, we had $432,000 and $0, respectively in loans that were considered impaired, all of which were troubled debt restructurings.

For economic reasons and to maximize the recovery of a loan, we work with borrowers experiencing financial difficulties, and will consider modifications to a borrower's existing loan terms and conditions that we would not otherwise consider, commonly referred to as troubled debt restructurings. The Bank records an impairment loss, if any, based on the present value of expected future cash flows discounted at the original loan's effective interest rate. The Bank will report the loan as a troubled debt restructuring until the borrower has performed for twelve consecutive months, in accordance with the terms of the restructuring.

The following table provides information with respect to our nonperforming assets at the dates indicated. At March 31, 2009, 2008 and 2007 we had troubled debt restructurings of $432,000, $0 and $0, respectively. There were no restructured loans past due 90 days or more, or in a nonaccrual status at March 31, 2009

	At March 31,				
	2009	2008	2007	2006	2005
	(Dollars in thousands)				
Nonaccrual loans:					
Real estate	$870	$265	$258	$ 10	$ 1
Total	870	265	258	10	1
Accruing loans past due 90 days or more:					
Consumer	--	--	--	--	--
Total	--	--	--	--	--
Total of nonaccrual and 90 days or more past due loans	870	265	258	10	1
Real estate owned	--	--	--	--	--
Total nonperforming assets	$ 870	$ 265	$ 258	$ 10	$ 1
Total nonperforming loans to total loans	0.19%	0.06%	0.06%	0.00%	0.00%
Total nonperforming loans to total assets	0.09%	0.03%	0.03%	0.00%	0.00%
Total nonperforming assets to total assets	0.09%	0.03%	0.03%	0.00%	0.00%

Interest income that would have been recorded for the years ended March 31, 2009, 2008 and 2007, had nonaccruing loans been current and accruing interest according to their original terms amounted to $56,000, $15,000 and $16,000, respectively. The amount of interest related to these loans included in interest income was $40,000, $12,000 and $12,000, respectively, for the years ended March 31, 2009, 2008 and 2007.

Pursuant to federal regulations, we review and classify our assets on a regular basis. In addition, the Office of Thrift Supervision has the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. "Substandard assets" must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. "Doubtful assets" have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified "loss" is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a "special mention" category, described as assets which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. When we classify an asset as substandard, doubtful, or as a loss, we establish specific allowances, if necessary, for loan losses in the amount of the portion of the asset classified loss or charge off such amount.

The following table shows the aggregate amounts of our classified assets at the dates indicated.

	At March 31,	
	2009	2008
	(In thousands)	
Special mention assets	$4,747	$2,776
Substandard assets	668	276
Doubtful assets	225	--
Loss assets	--	--
Total classified assets	$5,640	$3,052

At each of the dates in the above table, substandard and doubtful assets consisted of all nonperforming assets and included negative escrow amounts. At March 31, 2009, we had two current loans totaling $420,000 included in the $4.7 million in special mention assets.

Delinquencies. The following table provides information about delinquencies in our loan portfolio at the dates indicated.

	At March 31,					
	2009			2008		
	30-59 Days Past Due	60-89 Days Past Due	90 Days or Greater Past Due	30-59 Days Past Due	60-89 Days Past Due	90 Days or Greater Past Due
	(In thousands)					
Real estate loans	$1,732	$1,030	$858	$1,280	$182	$265
Consumer loans	120	49	12	111	138	--
Total	$1,852	$1,079	$870	$1,391	$320	$265

At March 31, 2009 and 2008, delinquent real estate loans in the above table included $207,000 and $0 in commercial real estate loans. All other loans were secured by residential real estate.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a monthly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Clifton Savings' methodology for assessing the appropriateness of the allowance for loan losses consists of two key elements: specific allowances for identified problem loans and a general valuation allowance on the remainder of the loan portfolio.

Specific allowances are established in cases where management has identified significant conditions or circumstances related to a credit that management believes indicate the probability that a loss has been incurred. Clifton Savings identifies loans which may require a specific allowance by reviewing all delinquent loans, significant credits, problem loans as identified by Clifton Savings' internal grading system; loans classified as substandard, doubtful, loss, or special mention by Clifton Savings' internal classification system, and other loans which management may have concerns about collectability, such as loans in a particular industry. For individually reviewed loans, a borrower's inability to service a credit according to the contractual terms based on the borrower's cash flow and/or a shortfall in collateral value would result in the recording of a specific allowance. Clifton Savings did not have any specific allowances at March 31, 2009, 2008 and 2007.

The general valuation allowance represents a loss allowance which has been established to recognize the inherent losses associated with lending activities, but which, unlike specific allowances, has not been allocated to particular problem assets. Risk factors are based on our historical loss experience and may be adjusted for significant current factors that, in management's judgment, affect the collectability of the portfolio as of the evaluation date. These significant factors may include changes in lending policies and procedures, changes in existing general economic and business conditions affecting our primary lending areas, credit quality trends, collateral value, loan volumes and concentrations, seasoning of the loan portfolio, specific industry conditions within portfolio segments, recent loss experience in particular segments of the portfolio, duration of the current business cycle and bank regulatory examination results.

The Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses. The Office of Thrift Supervision may require us to make additional provisions for loan losses based on judgments different from ours.

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established our allowance for loan losses in conformity with accounting principles generally accepted in the United States, there can be no assurance that regulators, in reviewing our loan portfolio, will not request us to increase our allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

Summary of Loan Loss Experience. The following table sets forth an analysis of the allowance for loan losses for the periods indicated. Where specific loan loss allowances have been established, any difference between the loss allowance and the amount of loss realized has been charged or credited to current income.

	Year Ended March 31,				
	2009	2008	2007	2006	2005
	(Dollars in thousands)				
Allowance at beginning of period	$1,440	$1,350	$1,260	$1,100	$ 840
Provision for loan losses	260	90	90	160	260
Recoveries	--	--	--	--	--
Charge-offs	--	--	--	--	--
Net charge-offs	--	--	--	--	--
Allowance at end of period	$1,700	$1,440	$1,350	$1,260	$1,100
Allowance to nonperforming loans	195.40%	543.40%	523.26%	12600.00%	110000.00%
Allowance to total gross loans outstanding at the end of the period	0.36%	0.34%	0.32%	0.31%	0.31%

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

	At March 31,								
	2009			2008			2007		
	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans
	(Dollars in thousands)								
One- to four-family	$1,525	89.71%	91.82%	$1,295	89.93%	92.15%	$1,185	87.78%	92.73%
Multi-family and commercial real estate	110	6.47	4.66	80	5.55	3.79	103	7.63	3.31
Construction	1	0.06	0.16	61	4.24	0.39	5	0.37	0.48
Consumer	64	3.76	3.36	4	0.28	3.67	57	4.22	3.48
Unallocated	--	--	--	--	--	--	--	--	--
Total allowance for loan losses	$1,700	100.00%	100.00%	$1,440	100.00%	100.00%	$1,350	100.00%	100.00%

	At March 31,					
	2006			2005		
	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans
	(Dollars in thousands)					
One- to four-family	$1,152	91.43%	93.36%	$1,007	91.55%	94.43%
Multi-family and commercial real estate	61	4.84	3.17	56	5.09	3.08
Construction	7	0.56	0.93	2	0.18	0.24
Consumer	40	3.17	2.54	35	3.18	2.25
Unallocated	--	--	--	--	--	--
Total allowance for loan losses	$1,260	100.00%	100.00%	$1,100	100.00%	100.00%

Interest Rate Risk Management. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may beneficially affect our earnings. To reduce the potential volatility of our earnings, we have sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread. Pursuant to this strategy, we originate adjustable-rate mortgage loans for retention in our loan portfolio. The ability to originate adjustable-rate loans depends to a great extent on market interest rates and borrowers' preferences. As an alternative to adjustable-rate mortgage loans, we offer fixed-rate mortgage loans with maturities of fifteen years or less. This product enables us to compete in the fixed-rate mortgage market while maintaining a shorter maturity. Fixed-rate mortgage loans typically have an adverse effect on interest rate sensitivity compared to adjustable-rate loans. In recent years we have used investment securities with terms of three years or less and adjustable-rate mortgage-backed securities to help manage interest rate risk. We currently do not participate in hedging programs such as interest rate swaps or other activities involving the use of derivative financial instruments.

We have a Risk Management Committee to communicate, coordinate and control all aspects involving asset liability management. The committee establishes and monitors the volume and mix of assets and funding sources with the objective of managing assets and funding sources.

Net Portfolio Value Analysis. We use an interest rate sensitivity analysis prepared by the Office of Thrift Supervision to review our level of interest rate risk. This analysis measures interest rate risk by computing changes in net portfolio value of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. Net portfolio value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 50 to 300 basis point increase or 50 to 100 basis point decrease in market interest rates with no effect given to any steps that we might take to counter the effect of that interest rate movement. Because of the low level of market interest rates, this analysis is not performed for decreases of more than 100 basis points. We measure interest rate risk by modeling the changes in net portfolio value over a variety of interest rate scenarios. The following table, which is based on information that we provide to the Office of Thrift Supervision, presents the change in our net portfolio value at March 31, 2009 that would occur in the event of an immediate change in interest rates based on Office of Thrift Supervision assumptions, with no effect given to any steps that we might take to counteract that change.

Basis Point ("bp") Change in Rates	Net Portfolio Value			Net Portfolio Value as % of Present Value of Assets	
	$ Amount	$ Change	% Change	NPV Ratio	Change
	(Dollars in thousands)				
300 bp	$119,256	$(41,672)	(26)%	12.97%	(338)bp
200	138,976	(21,952)	(14)	14.68	(166)
100	153,808	(7,121)	(4)	15.87	(47)
50	158,113	(2,816)	(2)	16.18	(17)
0	160,929	--	--	16.35	--
(50)	162,171	1,243	1	16.37	3
(100)	161,167	239	--	16.23	(12)

The Office of Thrift Supervision uses certain assumptions in assessing the interest rate risk of savings associations. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others. As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

Liquidity Management. Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan and mortgage-backed securities amortization and repayments and maturities and calls of investment securities. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage and mortgage-backed securities prepayments are greatly influenced by general interest rates, economic conditions and competition.

We regularly adjust our investments in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities, (4) repayment of borrowings and (5) the objectives of our asset liability management program. Excess liquid assets are invested generally in interest-earning deposits and short to intermediate-term U.S. Government agency obligations.

Our most liquid assets are cash and cash equivalents and interest-bearing deposits in other banks. The levels of these assets are dependent on our operating, financing, lending and investing activities during any given period. At March 31, 2009, cash and cash equivalents totaled $51.1 million, including interest-bearing deposits of $11.5 million. Securities classified as available-for-sale, which provide additional sources of liquidity, totaled $88.2 million at March 31, 2009. On March 31, 2009, we had $144.3 million in Federal Home Loan Bank advances outstanding. In addition, if the Bank requires funds beyond its ability to generate them internally, the Bank can borrow funds up to approximately $88.9 million under an overnight line of credit, and $88.9 million under a one-month overnight repricing line of credit agreement with the Federal Home Loan Bank of New York. The Bank's membership in the Federal Home Loan Bank of New York also provides access to additional sources of borrowed funds based on the Bank's ability to collateralize such borrowings.

At March 31, 2009, we had $15.6 million in loan origination commitments outstanding, $929,000 of outstanding commitments to purchase first mortgage loans, and $2.0 million in commitments to purchase participations in loans. In addition to commitments to originate and purchase loans and participations, we had $2.4 million in customer approved unused equity lines of credit. Certificates of deposit due within one year of March 31, 2009 totaled $393.6 million, or 62.1% of total deposits. If these deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and lines of credit. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before March 31, 2010. We believe, however, based on past experience, that a significant portion of our certificates of deposit will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

We have historically remained highly liquid, with our liquidity position remaining stable over the past two fiscal years. We have no material commitments or demands that are likely to affect our liquidity other than set forth below. Consequently, the Board of Directors intends to make additional investments in long-term loans and mortgage-backed securities which will decrease liquidity and increase interest income. In the event loan demand were to increase at a pace greater than expected, or any unforeseen demands or commitments were to occur, we would access our line of credit with the Federal Home Loan Bank of New York.

The following table presents certain of our contractual obligations as of March 31, 2009.

Contractual Obligations	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In thousands)				
Operating lease obligations (1)	$ 270	$ 80	$ 142	$ 48	$ --
Certificates of deposit	486,703	383,876	94,403	8,424	--
FHLB advances	144,272	20,535	45,058	33,779	44,900
Total	$631,245	$404,491	$139,603	$42,251	$44,900

(1) Payments are for lease of real property.

Our primary investing activities are the origination of loans and the purchase of securities. In fiscal 2009, we originated $106.7 million of loans, purchased $4.6 million of loans, and purchased $127.5 million of securities. In fiscal 2008, we originated $47.2 million of loans, purchased $10.9 million of loans, and purchased $175.1 million of securities.

Financing activities consist primarily of activity in deposit accounts and in Federal Home Loan Bank advances. We experienced a net increase in total deposits of $56.9 million for the year ended March 31, 2009, a net increase in total deposits of $9.2 million for the year ended March 31, 2008 and a net decrease in total deposits of $4.5 million for the year ended March 31, 2007. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be highly competitive and to increase core deposit relationships. Occasionally, we introduce new products or offer promotional rates on certain deposit products in order to attract deposits. We experienced a slight increase in Federal Home Loan Bank advances of $2.0 million for the year ended March 31, 2009 as a result of the continued implementation of our leverage strategy. We had $144.3 million and $142.3 million in advances outstanding at March 31, 2009 and 2008, respectively, and $45.3 million in advances outstanding at March 31, 2007.

Capital Management

We are subject to various regulatory capital requirements administered by the Office of Thrift Supervision, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. Under these requirements the federal bank regulatory agencies have established quantitative measures to ensure that minimum thresholds for Tier 1 Capital, Total Capital and Leverage (Tier 1 Capital divided by average assets) ratios are maintained. Failure to meet minimum capital requirements can trigger certain mandatory, and possibly additional discretionary, actions by regulators that could have a direct material effect on our operations and financial position. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, Clifton Savings must meet specific capital guidelines that involve quantitative measures of assets and certain off-balance sheet items as calculated under regulatory accounting practices. It is our intention to maintain "well-capitalized" risk-based capital levels. Clifton Savings Bank's capital amounts and classifications are also subject to qualitative judgments by the federal bank regulators about components, risk weightings, and other factors. At March 31, 2009, we exceeded all of our regulatory capital requirements. As of May 12, 2008, the most recent notification from the OTS, we are considered "well capitalized" under regulatory guidelines.

Off-Balance Sheet Arrangements

In the normal course of operations, we engage in a variety of financial transactions that, in accordance with accounting principles generally accepted in the United States of America, are not recorded in our consolidated financial statements. These transactions involve, to varying degrees, elements of credit, interest rate, and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments and lines of credit. See note 16 of the notes to the consolidated financial statements included in this annual report.

For the years ended March 31, 2009 and 2008, we engaged in no off-balance sheet transactions reasonably likely to have a material effect on our consolidated financial position, results of operations, or cash flows.

Recent Accounting Pronouncements

For a discussion of the impact of recent accounting pronouncements, see note 1 of the notes to the consolidated financial statements included in this annual report.

Effect of Inflation and Changing Prices

The consolidated financial statements and related consolidated financial data presented in this report have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services because such prices are affected by inflation to a larger extent than interest rates.

Management Report on Internal Control Over Financial Reporting

The management of Clifton Savings Bancorp, Inc. and Subsidiaries (collectively the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system is a process designed to provide reasonable assurance to the management and Board of Directors regarding the preparation and fair presentation of published consolidated financial statements.

The Company's internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the Directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on our consolidated financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of internal control over financial reporting as of March 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework*. Based on its assessment, management believes that, as of March 31, 2009, the Company's internal control over financial reporting is effective based on those criteria.

The Company's independent registered public accounting firm that audited the consolidated financial statements has issued an audit report on the effective operation of the Company's internal control over financial reporting as of March 31, 2009, a copy of which is included in this annual report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Clifton Savings Bancorp, Inc. and Subsidiaries
Clifton, New Jersey

We have audited Clifton Savings Bancorp, Inc. and Subsidiaries' (collectively the "Company") internal control over financial reporting as of March 31, 2009, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Clifton Savings Bancorp, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial condition and the related consolidated statements of income, changes in stockholders' equity, and cash flows of Clifton Savings Bancorp, Inc. and Subsidiaries, and our report dated June 4, 2009, expressed an unqualified opinion.

Beard Miller Company LLP

Beard Miller Company LLP
Clark, New Jersey
June 4, 2009

bmc

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Clifton Savings Bancorp, Inc. and Subsidiaries
Clifton, New Jersey

We have audited the accompanying consolidated statements of financial condition of Clifton Savings Bancorp, Inc. and Subsidiaries (collectively the "Company") as of March 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended March 31, 2009. The Company's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Clifton Savings Bancorp, Inc. and Subsidiaries as of March 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the Company changed its method of accounting for Defined Benefit Pension and Other Postretirement Plans in 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Clifton Savings Bancorp, Inc. and Subsidiaries' internal control over financial reporting as of March 31, 2009, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 4, 2009 expressed an unqualified opinion.

Beard Miller Company LLP

Beard Miller Company LLP
Clark, New Jersey
June 4, 2009

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	March 31, 2009	March 31, 2008
ASSETS		
Cash and due from banks	$ 39,668,796	$ 6,499,339
Interest-bearing deposits in other banks	11,457,314	45,731,351
Cash and Cash Equivalents	51,126,110	52,230,690
Securities available for sale:		
Investment	10,037,500	-
Mortgage-backed	78,122,207	90,218,624
Securities held to maturity:		
Investment	74,997,356	109,993,194
Mortgage-backed	231,217,782	180,666,236
Loans receivable:		
Loans receivable	470,200,116	422,059,272
Allowance for loan losses	(1,700,000)	(1,440,000)
Net Loans	468,500,116	420,619,272
Bank owned life insurance	21,947,708	21,033,212
Premises and equipment	9,305,554	9,000,367
Federal Home Loan Bank of New York stock	7,740,500	7,536,600
Interest receivable	4,312,562	4,577,398
Other assets	2,462,586	3,180,650
Total Assets	$ 959,769,981	$ 899,056,243
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Deposits:		
Non-interest bearing	$ 5,263,003	$ 4,528,978
Interest bearing	628,319,384	572,192,833
Total Deposits	633,582,387	576,721,811
Advances from Federal Home Loan Bank of New York	144,272,429	142,306,370
Advance payments by borrowers for taxes and insurance	4,824,515	4,269,117
Other liabilities and accrued expenses	3,926,421	3,404,141
Total Liabilities	786,605,752	726,701,439
Stockholders' equity		
Preferred stock ($.01 par value), 1,000,000 shares authorized; shares issued or outstanding - none	-	-
Common stock ($.01 par value), 75,000,000 shares authorized; 30,530,470 shares issued, 26,732,607 shares outstanding at March 31, 2009; 27,307,385 shares outstanding at March 31, 2008	305,305	305,305
Paid-in capital	135,180,160	133,747,349
Deferred compensation obligation under Rabbi Trust	208,933	179,055
Retained earnings	84,889,237	81,671,543
Treasury stock, at cost; 3,797,863 shares at March 31, 2009; 3,223,085 shares at March 31, 2008	(41,925,523)	(36,079,647)
Common stock acquired by Employee Stock Ownership Plan ("ESOP")	(7,144,126)	(7,876,858)
Accumulated other comprehensive income	1,809,337	532,496
Common stock held by Rabbi Trust	(159,094)	(124,439)
Total Stockholders' Equity	173,164,229	172,354,804
Total Liabilities and Stockholders' Equity	$ 959,769,981	$ 899,056,243

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended March 31,		
	2009	2008	2007
Interest Income			
Loans	$23,965,761	$22,147,547	$ 21,725,537
Mortgage-backed securities	16,240,172	8,521,018	6,851,196
Investments securities	3,514,636	6,403,280	7,555,878
Other interest-earning assets	680,300	1,498,221	1,387,886
Total Interest Income	44,400,869	38,570,066	37,520,497
Interest Expense			
Deposits	20,091,391	22,065,744	19,586,646
Advances	5,847,403	2,419,037	2,013,868
Total Interest Expense	25,938,794	24,484,781	21,600,514
Net Interest Income	18,462,075	14,085,285	15,919,983
Provision for Loan Losses	260,000	90,000	90,000
Net Interest Income after Provision for Loan Losses	18,202,075	13,995,285	15,829,983
Non-Interest Income			
Fees and service charges	203,665	210,498	219,535
Bank owned life insurance	914,496	904,536	128,676
Other	32,088	22,647	24,517
Total Non-Interest Income	1,150,249	1,137,681	372,728
Non-Interest Expenses			
Salaries and employee benefits	6,841,942	6,957,098	7,132,251
Net occupancy expense of premises	1,051,611	1,032,058	978,380
Equipment	863,366	886,169	934,715
Directors' compensation	943,284	999,468	1,350,767
Advertising	268,948	315,886	284,610
Legal	84,671	307,128	243,290
Federal insurance premium	327,725	68,124	72,544
Other	1,470,271	1,559,113	1,383,020
Total Non-Interest Expenses	11,851,818	12,125,044	12,379,577
Income before Income Taxes	7,500,506	3,007,922	3,823,134
Income Taxes	2,364,132	636,288	1,351,283
Net Income	$ 5,136,374	$ 2,371,634	$ 2,471,851
Net Income per Common Share			
Basic	$ 0.20	$ 0.09	$ 0.09
Diluted	$ 0.20	$ 0.09	$ 0.09
Weighted Average Number of Common Shares and Common Stock Equivalents Outstanding:			
Basic	25,959,390	26,824,729	28,284,890
Diluted	26,062,109	26,864,492	28,433,541

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended March 31, 2009, 2008 and 2007

	Common Stock	Paid-In Capital	Deferred Compensation Obligation Under Rabbi Trust	Retained Earnings	Treasury Stock	Common Stock Acquired by ESOP	Unearned Common Stock held by the Equity Incentive Plan	Accumulated Other Comprehensive Income (Loss)	Stock Held by Rabbi Trust	Total
Balance - March 31, 2006	$ 305,305	$ 133,859,581	$ 105,860	$ 81,275,666	$ (2,559,207)	$ (9,342,322)	$ (4,386,114)	$ (1,456,072)	$ (54,371)	$ 197,748,326
Comprehensive income:										
Net income	-	-	-	2,471,851	-	-	-	-	-	2,471,851
Unrealized gain on securities available for sale, net of income taxes of $564,895	-	-	-	-	-	-	-	849,465	-	849,465
Total Comprehensive Income										3,321,316
Adoption of SFAS No.123 (R)	-	(4,386,114)	-	-	-	-	4,386,114	-	-	-
Adjustment upon initial adoption of SFAS No. 158, net of income taxes of $228,031	-	-	-	-	-	-	-	(342,902)	-	(342,902)
ESOP shares committed to be released	-	97,756	-	-	-	732,732	-	-	-	830,488
Purchase of treasury stock - 1,477,538 shares	-	-	-	-	(16,890,512)	-	-	-	-	(16,890,512)
Stock option expense	-	784,493	-	-	-	-	-	-	-	784,493
Vesting of Restricted Stock Awards	-	1,331,569	-	-	-	-	-	-	-	1,331,569
Forfeiture of Restricted Stock Awards	-	247,173	-	-	(247,173)	-	-	-	-	-
Funding of Supplemental Executive Retirement Plan	-	1,128	39,985	-	33,090	-	-	-	(34,218)	39,985
Exercise of stock options	-	(110)	-	-	24,604	-	-	-	-	24,494
Tax benefit from stock based compensation	-	135,026	-	-	-	-	-	-	-	135,026
Cash dividends declared ($0.20 per share)	-	-	-	(2,384,639)	-	-	-	-	-	(2,384,639)
Balance - March 31, 2007	305,305	132,070,502	145,845	81,362,878	(19,639,198)	(8,609,590)	-	(949,509)	(88,589)	184,597,644
Comprehensive income:										
Net income	-	-	-	2,371,634	-	-	-	-	-	2,371,634
Unrealized gain on securities available for sale, net of income taxes of $937,095	-	-	-	-	-	-	-	1,409,161	-	1,409,161
Pension benefits adjustment, net of income taxes of $48,442	-	-	-					72,844		72,844
Total Comprehensive Income										3,853,639
ESOP shares committed to be released	-	60,143	-	-	-	732,732	-	-	-	792,875
Purchase of treasury stock - 1,486,673 shares	-	-	-	-	(16,466,079)	-	-	-	-	(16,466,079)
Stock option expense	-	499,992	-	-	-	-	-	-	-	499,992
Vesting of Restricted Stock Awards	-	1,061,453	-	-	-	-	-	-	-	1,061,453
Forfeiture of Restricted Stock Awards	-	8,182	-	-	(8,182)	-	-	-	-	-
Funding of Supplemental Executive Retirement Plan	-	2,038	33,210	-	33,812	-	-	-	(35,850)	33,210
Tax benefit from stock based compensation	-	45,039	-	-	-	-	-	-	-	45,039
Cash dividends declared ($0.20 per share)	-	-	-	(2,062,969)	-	-	-	-	-	(2,062,969)
Balance - March 31, 2008	305,305	133,747,349	179,055	81,671,543	(36,079,647)	(7,876,858)	-	532,496	(124,439)	172,354,804
Comprehensive income:										
Net income	-	-	-	5,136,374	-	-	-	-	-	5,136,374
Unrealized gain on securities available for sale, net of income taxes of $707,691	-	-	-	-	-	-	-	1,064,194	-	1,064,194
Pension benefits adjustment, net of income taxes of $133,656	-	-	-	-	-	-	-	200,986	-	200,986
Total Comprehensive Income										6,401,554
Adjustment for change of measurement date required under SFAS No. 158, net of income tax of $7,755	-	-	-	(46,573)	-	-	-	11,661	-	(34,912)
ESOP shares committed to be released	-	44,084	-	-	-	732,732	-	-	-	776,816
Purchase of treasury stock - 577,834 shares	-	-	-	-	(5,877,322)	-	-	-	-	(5,877,322)
Stock option expense	-	245,610	-	-	-	-	-	-	-	245,610
Vesting of Restricted Stock Awards	-	1,062,269	-	-	-	-	-	-	-	1,062,269
Funding of Supplemental Executive Retirement Plan	-	3,209	29,878	-	31,446	-	-	-	(34,655)	29,878
Tax benefit from stock based compensation	-	77,639	-	-	-	-	-	-	-	77,639
Cash dividends declared ($0.20 per share)	-	-	-	(1,872,107)	-	-	-	-	-	(1,872,107)
Balance - March 31, 2009	$ 305,305	$ 135,180,160	$ 208,933	$ 84,889,237	$ (41,925,523)	$ (7,144,126)	$ -	$ 1,809,337	$ (159,094)	$ 173,164,229

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended March 31,		
	2009	2008	2007
Cash Flows From Operating Activities			
Net income	$ 5,136,374	$ 2,371,634	$ 2,471,851
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of premises and equipment	481,692	565,094	628,637
Net amortization of deferred fees and costs, premiums and discounts	39,608	392,367	518,015
Amortization of component of net periodic benefit costs	307,485	121,286	-
Provision for loan losses	260,000	90,000	90,000
Decrease (increase) in interest receivable	264,836	(138,098)	84,489
Deferred income tax benefit	(468,214)	(603,009)	(756,540)
Decrease (increase) in other assets	337,176	(271,353)	158,307
(Decrease) increase in accrued interest payable	(27,030)	385,277	(36,652)
Increase (decrease) in other liabilities	549,310	(511,005)	95,990
(Increase) in cash surrender value of bank owned life insurance	(914,496)	(904,536)	(128,676)
ESOP shares committed to be released	776,816	792,875	830,488
Restricted stock expense	1,062,269	1,061,453	1,331,569
Stock option expense	245,610	499,992	784,493
Increase in deferred compensation obligation under Rabbi Trust	29,878	33,210	39,985
Net Cash Provided by Operating Activities	8,081,314	3,885,187	6,111,956
Cash Flows From Investing Activities			
Proceeds from calls, maturities and repayments of:			
Investment securities available for sale	-	5,000,000	35,000,000
Mortgage-backed securities available for sale	13,876,078	7,158,935	9,593,466
Investment securities held to maturity	65,000,000	60,000,000	45,000,000
Mortgage-backed securities held to maturity	37,005,621	29,962,884	33,334,391
Redemptions of Federal Home Loan Bank of New York stock	1,051,400	864,300	1,205,100
Purchases of:			
Investment securities available for sale	(10,000,000)	-	-
Mortgage-backed securities available for sale	-	(49,269,526)	-
Investment securities held to maturity	(30,000,000)	(5,000,000)	(40,000,000)
Mortgage-backed securities held to maturity	(87,539,091)	(120,850,445)	-
Loans receivable	(4,635,755)	(10,934,919)	(3,930,382)
Premises and equipment	(786,879)	(1,181,962)	(183,236)
Federal Home Loan Bank of New York stock	(1,255,300)	(5,183,700)	(642,100)
Bank owned life insurance	-	-	(20,000,000)
Net change in loans receivable	(43,612,211)	8,775,780	(11,136,093)
Net Cash (Used in) Provided by Investing Activities	(60,896,137)	(80,658,653)	48,241,146

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended March 31,		
	2009	2008	2007
Cash Flows From Financing Activities			
Net increase (decrease) in deposits	$ 56,860,576	$ 9,263,039	$ (4,503,331)
Proceeds from advances from Federal Home Loan Bank of New York	25,000,000	116,193,754	-
Principal payments on advances from Federal Home Loan Bank of New York	(23,033,941)	(19,233,865)	(12,527,737)
Net increase in payments by borrowers for taxes and insurance	555,398	160,008	275,798
Dividends paid	(1,872,107)	(2,062,969)	(2,384,639)
Purchase of treasury stock	(5,877,322)	(16,466,079)	(16,890,512)
Exercise of stock options	-	-	24,494
Tax benefit from stock based compensation	77,639	45,039	135,026
Net Cash Provided by (Used in) Financing Activities	51,710,243	87,898,927	(35,870,901)
Net (Decrease) Increase in Cash and Cash Equivalents	(1,104,580)	11,125,461	18,482,201
Cash and Cash Equivalents - Beginning	52,230,690	41,105,229	22,623,028
Cash and Cash Equivalents - Ending	$ 51,126,110	$ 52,230,690	$ 41,105,229
Supplementary Cash Flows Information:			
Cash Paid During the Period for:			
Interest on deposits and borrowings	$ 25,965,824	$ 24,099,504	$ 21,637,166
Income taxes paid, net of refunds	$ 1,902,244	$ 1,673,607	$ 2,209,607

See notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidated Financial Statement Presentation

The consolidated financial statements include the accounts of the Clifton Savings Bancorp, Inc. (the "Company"), the Company's wholly-owned subsidiary, Clifton Savings Bank (the "Savings Bank") and the Savings Bank's wholly-owned subsidiary, Botany Inc. ("Botany"). All significant intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the consolidated statement of financial condition dates and revenues and expenses for the periods then ended. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant changes relate to the determination of the allowance for loan losses, the assessment of prepayment risks associated with mortgage-backed securities, the identification of other-than-temporary impairment of securities, the determination of the liability and expense on our defined benefit plans and the determination of the amount of deferred tax assets which are more likely than not to be realized. Management believes that the allowance for loan losses is adequate, prepayment risks associated with mortgage-backed securities are properly recognized, the evaluation for other-than-temporary impairment of securities are done in accordance with GAAP, the liability and expense for defined benefit plans are based upon reasonable actuarial assumptions of future events and all deferred tax assets are more likely than not to be recognized. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions in the market area. Additionally, assessments of prepayment risks related to mortgage-backed securities are based upon current market conditions, which are subject to frequent change. Finally, the determination of the amount of deferred tax assets more likely than not to be realized is dependent on projections of future earnings, which are subject to frequent change.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Savings Bank's allowance for loan losses. Such agencies may require the Savings Bank to recognize additions to the allowance for loan losses based on their judgments about information available to them at the time of their examinations.

Business of the Company and Subsidiaries

The Company's primary business is the ownership and operation of the Savings Bank. The Savings Bank is principally engaged in the business of attracting deposits from the general public at its ten locations in northern New Jersey and using these deposits, together with other funds, to invest in securities and to make loans collateralized by residential and commercial real estate and, to a lesser extent, consumer loans. The Savings Bank's subsidiary, Botany, was organized in December 2004 under New Jersey law as a New Jersey Investment Company primarily to hold investment and mortgage-backed securities.

Cash and Cash Equivalents

Cash and cash equivalents include cash and amounts due from banks and interest-bearing deposits in other banks with original maturities of three months or less.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities

Investments in debt securities over which there exists a positive intent and ability to hold to maturity are classified as held to maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized holding gains and losses included in earnings. Debt and equity securities not classified as trading securities nor as held to maturity securities are classified as available for sale securities and reported at fair value, with unrealized holding gains or losses, net of applicable deferred income taxes, reported in the accumulated other comprehensive income (loss) component of stockholders' equity. The Company had no trading securities at March 31, 2009 and 2008.

On a quarterly basis, the Company makes an assessment to determine whether there have been any events or economic circumstances to indicate that a security on which there is an unrealized loss is impaired on an other-than-temporary basis. The Company considers many factors including the severity and duration of the impairment; the intent and ability of the Company to hold the security for a period of time sufficient for a recovery in value; recent events specific to the issuer or industry; and for debt securities, external credit ratings and recent downgrades. Securities on which there is an unrealized loss that is deemed to be other-than-temporary are written down to fair value with the write-down recorded as a realized loss.

Discounts and premiums on all securities are accreted or amortized to maturity by use of the level-yield method. Gain or loss on sales of securities is based on the specific identification method.

Concentration of Credit Risk

Financial instruments which potentially subject the Company, Savings Bank and Botany to concentrations of credit risk consist of cash and cash equivalents, investment and mortgage-backed securities and loans. Cash and cash equivalents include amounts placed with highly rated financial institutions. Investment securities include securities backed by the U.S. Government and other highly rated instruments. The Savings Bank's lending activity is primarily concentrated in loans collateralized by real estate in the State of New Jersey. As a result, credit risk is broadly dependent on the real estate market and general economic conditions in the State.

Loans Receivable

Loans receivable are stated at unpaid principal balances, plus purchase premiums and net deferred loan origination costs. Interest is calculated by use of the simple interest method.

Recognition of interest by the accrual method is generally discontinued when interest or principal payments are ninety days or more in arrears, or when other factors indicate that the collection of such amounts is doubtful. At the time a loan is placed on nonaccrual status, an allowance for uncollected interest is recorded in the current period for previously accrued and uncollected interest. Interest on such loans, if appropriate, is recognized as income when payments are received. A loan is returned to accrual status when interest or principal payments are no longer ninety days or more in arrears on a contractual basis and factors indicating doubtful collectability no longer exist.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Allowance for Loan Losses

An allowance for loan losses is maintained at a level considered necessary to provide for loan losses based upon an evaluation of known and inherent losses in the loan portfolio. Management of the Savings Bank, in determining the allowance for loan losses, considers the losses inherent in its loan portfolio and changes in the nature and volume of its loan activities, along with the local economic and real estate market conditions. The Savings Bank utilizes a two-tier approach: (1) identification of impaired loans and establishment of specific loss allowances on such loans; and (2) establishment of a general valuation allowance on the remainder of its loan portfolio. The Savings Bank maintains a loan review system which allows for a periodic review of its loan portfolio and the early identification of impaired loans. We consider one- to four-family mortgage loans and consumer installment loans to be homogeneous and, therefore, do not separately evaluate them for impairment, unless they are considered troubled debt restructurings. A loan is considered to be a troubled debt restructuring when, to maximize the recovery of the loan, we modify the borrowers existing loan terms and conditions in response to financial difficulties experienced by the borrower.

The system takes into consideration, among other things, delinquency status, size of loans, types of collateral and financial condition of borrowers. A loan is deemed to be impaired when, based on current information and events, it is probable that the Savings Bank will be unable to collect all amounts when due according to the contractual terms of the loan agreement. All loans identified as impaired are evaluated individually. The Savings Bank does not aggregate such loans for evaluation purposes. Loan impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Payments received on impaired loans are applied first to accrued interest receivable and then to principal.

General loan loss allowances are based upon a combination of factors including, but not limited to, actual loan loss experience, composition of the loan portfolio, current economic conditions and management's judgment. Regardless of the extent of the analysis of customer performance, portfolio evaluations, trends or risk management processes established, certain inherent, but undetected losses are probable within the loan portfolio. This is due to several factors including inherent delays in obtaining information regarding a customer's financial condition or changes in their financial condition, the judgmental nature of individual loan evaluations, collateral assessments and the interpretation of economic trends, and the sensitivity of assumptions utilized to establish allocated allowances for homogeneous groups of loans among other factors. These other risk factors are continuously reviewed and revised by management where conditions indicate that the estimates initially applied are different from actual results.

Loan Origination Fees and Costs

The Savings Bank defers loan origination fees and certain direct loan origination costs and initially amortizes such amounts, using the interest method, as an adjustment of yield over the contractual lives of the related loans. The Savings Bank anticipates prepayments within its loan portfolio and adjusts the amortization of origination fees and costs accordingly using an annually adjusted prepayment factor.

Federal Home Loan Bank of New York Stock

As a member of the Federal Home Loan Bank of New York ("FHLB"), we are required to acquire and hold shares of FHLB Class B stock. Our holding requirement varies based on our activities, primarily our outstanding borrowings, with the FHLB. Our investment in FHLB stock is carried at cost. We conduct a periodic review and evaluation of our FHLB stock to determine if any impairment exists. Management has determined that no other-than-temporary impairment exists.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Bank Owned Life Insurance

Bank owned life insurance ("BOLI") is accounted for in accordance with Financial Accounting Standards Board ("FASB") Technical Bulletin No. 85-4, "Accounting for Purchases of Life Insurance." The cash surrender value of BOLI is recorded on the consolidated statements of financial condition as an asset and the change in the cash surrender value is recorded as non-interest income.

Premises and Equipment

Premises and equipment are comprised of land, at cost, and land improvements, buildings and improvements, furnishings and equipment and leasehold improvements, at cost, less accumulated depreciation and amortization. Depreciation and amortization charges are computed on the straight-line method over the following estimated useful lives:

	Years
Land improvements	5 - 20
Buildings and improvements	5 - 40
Furnishings and equipment	2 - 10
Leasehold improvements	Shorter of useful life or term or lease (2 - 5)

Significant renovations and additions are capitalized as part of premises and equipment. Maintenance and repairs are charged to operations as incurred.

Income Taxes

The Company, Savings Bank and Botany file a consolidated federal income tax return. Income taxes are allocated based on their respective contribution of income or loss to the consolidated federal income tax return. Separate state income tax returns are filed.

Federal and state income taxes have been provided on the basis of reported income. The amounts reflected on the Company's and subsidiaries' tax returns differ from these provisions due principally to temporary differences in the reporting of certain items for financial reporting and income tax reporting purposes.

Deferred income tax expense or benefit is determined by recognizing deferred tax assets and liabilities for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. The realization of deferred tax assets is assessed and a valuation allowance provided, when necessary, for the portion of any assets which are not likely to be realized. Management believes, based upon current facts, that it is more likely than not that there will be sufficient taxable income in future years to realize the deferred tax assets.

Effective April 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). The Interpretation provides clarification on accounting for uncertainty

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has evaluated its tax positions as of April 1, 2007, March 31, 2008 and March 31, 2009, respectively. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a likelihood of being realized on examination of more than 50 percent. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. Under the "more-likely-than-not" threshold guidelines, the Company believes no significant uncertain tax positions exist, either individually or in the aggregate, that would give rise to the non-recognition of an existing tax benefit. As of April 1, 2007, March 31, 2008 and March 31, 2009, respectively, the Company had no material unrecognized tax benefits or accrued interest and penalties. Our policy is to recognize interest and penalties on unrecognized tax benefits in income taxes expense in the consolidated statement of income. The Company did not recognize any interest and penalties from April 1, 2007 through March 31, 2009. The tax years subject to examination by the federal taxing authorities are the years ended December 31, 2008, 2007 and 2006. The tax years subject to examination by the state taxing authorities are the years ended December 31, 2008, 2007, 2006, and 2005.

Interest Rate Risk

The potential for interest-rate risk exists as a result of the generally shorter duration of interest-sensitive liabilities compared to the generally longer duration of interest-sensitive assets. In a rising rate environment, liabilities will reprice faster than assets, thereby reducing net interest income. For this reason, management regularly monitors the maturity structure of assets and liabilities in order to measure its level of interest-rate risk and to plan for future volatility.

Earnings Per Share (EPS)

Basic EPS is based on the weighted average number of common shares actually outstanding, and is adjusted for Employee Stock Ownership Plan ("ESOP") shares not yet committed to be released, unvested restricted stock awards and deferred compensation obligations required to be settled in shares of Company stock. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as unvested restricted stock awards and outstanding stock options, were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. Diluted EPS is calculated by adjusting the weighted average number of shares of common stock outstanding to include the effect of contracts or securities exercisable (such as stock awards and options) or which could be converted into common stock, if dilutive, using the treasury stock method. The calculation of diluted EPS for the year ended March 31, 2009, includes incremental shares related to outstanding stock options and unvested restricted stock awards of 46,452 and 56,267, respectively. The calculation of diluted EPS for the year ended March 31, 2008, includes incremental shares related to outstanding stock options and unvested restricted stock awards of 39,763 and -0-, respectively. The calculation of diluted EPS for the year ended March 31, 2007, includes incremental shares related to outstanding stock options and unvested restricted stock awards of 58,539 and 90,122, respectively. Shares issued and reacquired during any period are weighted for the portion of the period they were outstanding.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock-Based Compensation

At the Company's annual stockholders' meeting held on July 14, 2005, stockholders of the Company approved the Clifton Savings Bancorp, Inc. 2005 Equity Incentive Plan. See Note 13 for additional information regarding grants of stock options and restricted stock under this plan. The Company expenses the fair value of all options and restricted stock granted over their requisite service periods in accordance with SFAS No. 123(R).

Defined Benefit Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" -an Amendment of FASB Nos. 87, 88, 106 and 132(R). SFAS No. 158 requires two major changes to accounting for defined benefit and postretirement plans, with two different effective dates. The first requirement of SFAS No. 158, which the Company adopted as of March 31, 2007, required the recognition of the funded status of a defined benefit postretirement plan as either an asset or liability in the consolidated statement of financial condition, with changes in the funded status recorded through other comprehensive income in the year in which those changes occur. The adoption of this requirement had no material impact on the Company's consolidated financial position, results of operations, and cash flows.

The second requirement of SFAS No. 158, which was adopted by the Company as of April 1, 2008, required that the funded status be measured as of the entity's fiscal year-end (March 31) rather than as of the Plan's fiscal year end as previously permitted. The Company previously used a measurement date of January 1 for its defined benefit pension plans. The adoption of this requirement had no material impact on the Company's consolidated financial position, results of operations, and cash flows.

Reclassification

Certain amounts for prior periods have been restated to conform to the current year's presentation.

Recent Accounting Pronouncements

In May 2008, FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles." This Statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements. This Statement is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles." The adoption of this new pronouncement did not have a material effect on the Company's consolidated financial statements.

In June 2008, the FASB issued FASB Staff Position (FSP) Emerging Issues Task Force (EITF) 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities." This FSP clarifies that all outstanding unvested share-based payment awards that contain rights to non-forfeitable dividends participate in undistributed earnings with common shareholders. Awards of this nature are considered participating securities and the two-class method of computing basic and diluted earnings per share must be applied. This FSP is effective for fiscal years beginning after December 15, 2008. The adoption of this new pronouncement is not expected to have a material effect on the Company's consolidated financial statements.

In November 2008, the SEC released a proposed roadmap regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards (IFRS). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board (IASB). Under the proposed roadmap, the Company may be required to prepare financial statements in accordance with IFRS as early as 2014. The SEC will make a determination in 2011 regarding the mandatory adoption of IFRS. The Company is currently assessing the impact that this potential change would have on its

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (Continued)

consolidated financial statements and it will continue to monitor the development of the potential implementation of IFRS.

In December 2008, the FASB issued FSP FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets". This FSP amends SFAS 132(R), "Employers' Disclosures about Pensions and Other Postretirement Benefits", to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. The disclosures about plan assets required by this FSP shall be provided for fiscal years ending after December 15, 2009. The Company does not expect this new pronouncement will have a material effect on its consolidated financial statements.

In January 2009, the FASB issued FSP EITF 99-20-1, "Amendments to the Impairment of Guidance of EITF Issue No. 99-20". FSP EITF 99-20-1 amends the impairment guidance in EITF Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets", to achieve more consistent determination of whether an other-than-temporary impairment has occurred. FSP EITF 99-20-1 also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", and other related guidance. FSP EITF 99-20-1 is effective for interim and annual reporting periods ending after December 15, 2008, and shall be applied prospectively. Retrospective application to a prior interim or annual reporting period is not permitted. The application of the provisions of FSP EITF 99-20-1 did not materially affect the Company's consolidated financial condition, results of operations, and cash flows.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments." FSP FAS 115-2 and FAS 124-2 clarifies the interaction of the factors that should be considered when determining whether a debt security is other-than-temporarily impaired. For debt securities, management must assess whether (a) it has the intent to sell the security and (b) it is more likely than not that it will be required to sell the security prior to its anticipated recovery. These steps are done before assessing whether the entity will recover the cost basis of the investment. Previously, this assessment required management to assert it has both the intent and the ability to hold a security for a period of time sufficient to allow for an anticipated recovery in fair value to avoid recognizing an other-than-temporary impairment. This change does not affect the need to forecast recovery of the value of the security through either cash flows or market price.

In instances when a determination is made that an other-than-temporary impairment exists but the investor does not intend to sell the debt security and it is not more likely than not that it will be required to sell the debt security prior to its anticipated recovery, FSP FAS 115-2 and FAS 124-2 changes the presentation and amount of the other-than-temporary impairment recognized in the income statement. The other-than-temporary impairment is separated into (a) the amount of the total other-than-temporary impairment related to a decrease in cash flows expected to be collected from the debt security (the credit loss) and (b) the amount of the total other-than-temporary impairment related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings. The amount of the total other-than-temporary impairment related to all other factors is recognized in other comprehensive income.

This FSP is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. An entity early adopting FSP FAS 115-2 and FAS 124-2 must also early adopt FSP FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly." The adoption of FSP FAS 115-2 and FAS 124-2 on March 31, 2009 did not have a material impact on the Company's consolidated financial condition, results of operations, and cash flows.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (Continued)

In April 2009, the FASB issued FSP. FAS 107-1 and Accounting Principles Board (APB) 28-1, "Interim Disclosures about Fair Value of Financial Instruments" (FSP FAS 107-1 and APB 28-1). FSP FAS 107-1 and APB 28-1 amends FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments", to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This FSP also amends APB Opinion No. 28, "Interim Financial Reporting", to require those disclosures in summarized financial information at interim reporting periods.

This FSP is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. An entity early adopting FSP FAS 107-1 and APB 28-1 must also early adopt FSP FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly" and FSP FAS 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments". The adoption of this FSP on March 31, 2009 only requires the Company to provide additional disclosures and did not have a material impact on the Company's consolidated financial condition, results of operations and cash flows.

NOTE 2 – STOCK REPURCHASE PROGRAM AND DIVIDEND WAIVER

The Company has completed several stock repurchase programs. The repurchased shares are held as treasury stock or for general corporate use. During the years ended March 31, 2009 and 2008, 558,835 and 1,468,313 shares were repurchased at an aggregate cost of $5,654,000 and $16,275,000, respectively under these programs. Additionally, during the years ended March 31, 2009 and 2008, 18,999 and 18,360 shares were purchased at a total cost of $223,000 or $11.74 per share, and $191,000 or $10.40 per share, respectively, representing the withholding of shares subject to restricted stock awards under the Clifton Savings Bancorp, Inc. 2005 Equity Incentive Plan for payment of taxes due upon the vesting of restricted stock awards.

During the years ended March 31, 2009 and 2008, Clifton MHC ("MHC"), the federally chartered mutual holding company of the Company, waived its right, upon non-objection from the Office of Thrift Supervision ("OTS"), to receive cash dividends of approximately $3,358,000 on the shares of Company common stock it owns. The cumulative amount of dividends waived by the MHC through March 31, 2009 was $15,784,000. The dividends waived are considered as a restriction on the retained earnings of the Company.

NOTE 3 - INVESTMENT SECURITIES

	March 31, 2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for sale:				
Debt securities:				
U.S. Government (including agencies) maturing:				
After one but within five years	$ 10,000,000	$ 37,500	$ -	$ 10,037,500
	$ 10,000,000	$ 37,500	$ -	$ 10,037,500
Held to maturity:				
Debt securities:				
U.S. Government (including agencies) maturing:				
Within one year	$ 29,997,356	$ 592,794	$ -	$ 30,590,150
After one but within five years	45,000,000	237,500	73,450	45,164,050
	$ 74,997,356	$ 830,294	$ 73,450	$ 75,754,200

	March 31, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held to maturity:				
Debt securities:				
U.S. Government (including agencies) maturing:				
Within one year	$ 30,000,000	$ 307,650	$ -	$ 30,307,650
After one but within five years	79,993,194	1,784,806	-	81,778,000
	$ 109,993,194	$ 2,092,456	$ -	$ 112,085,650

The age of unrealized losses and the fair value of related investment securities at March 31, 2009 were as follows. There were no unrealized losses for investment securities at March 31, 2008.

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
March 31, 2009:						
U.S. Government (including agencies):						
Held to maturity	$ 4,926,550	$ 73,450	$ -	$ -	$ 4,926,550	$ 73,450
	$ 4,926,550	$ 73,450	$ -	$ -	$ 4,926,550	$ 73,450

NOTE 3 - INVESTMENT SECURITIES (CONTINUED)

Management does not believe that any of the unrealized losses at March 31, 2009 (one U.S. Government agency) represent an other-than-temporary impairment as they are primarily related to market interest rates and not related to the underlying credit quality of the issuers of the securities. Additionally, the Company and subsidiaries have the ability, and management has the intent, to hold such securities for the time necessary to recover amortized cost and does not have the intent to sell the securities, and it is more likely than not that it will not have to sell the securities before recovery of their amortized cost.

There were no sales of investment securities available for sale or held to maturity during the years ended March 31, 2009, 2008, and 2007.

NOTE 4 - MORTGAGE-BACKED SECURITIES

	March 31, 2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for sale:				
Federal Home Loan Mortgage Corporation	$ 33,357,068	$ 1,466,179	$ -	$ 34,823,247
Federal National Mortgage Association	41,694,500	1,647,194	42,734	43,298,960
	$ 75,051,568	$ 3,113,373	$ 42,734	$ 78,122,207
Held to maturity:				
Federal Home Loan Mortgage Corporation	$ 136,570,025	$ 5,478,501	$ 79,084	$ 141,969,442
Federal National Mortgage Association	59,317,382	2,491,789	35,043	61,774,128
Governmental National Mortgage Association	35,330,375	1,231,015	132,297	36,429,093
	$ 231,217,782	$ 9,201,305	$ 246,424	$ 240,172,663

	March 31, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for sale:				
Federal Home Loan Mortgage Corporation	$ 39,666,795	$ 611,899	$ -	$ 40,278,694
Federal National Mortgage Association	49,215,575	731,734	7,379	49,939,930
	$ 88,882,370	$ 1,343,633	$ 7,379	$ 90,218,624
Held to maturity:				
Federal Home Loan Mortgage Corporation	$ 136,366,153	$ 1,756,940	$ 303,867	$ 137,819,226
Federal National Mortgage Association	35,201,481	695,313	25,181	35,871,613
Governmental National Mortgage Association	9,098,602	9,295	112,828	8,995,069
	$ 180,666,236	$ 2,461,548	$ 441,876	$ 182,685,908

NOTE 4 - MORTGAGE-BACKED SECURITIES (CONTINUED)

Contractual maturity data for mortgage-backed securities is as follows:

	March 31,			
	2009		2008	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Available for sale:	(In Thousands)			
Due within one year	$ -	$ -	$ 1	$ 1
Due after five through ten years	8,980	9,378	-	-
Due after ten years	66,072	68,744	88,881	90,218
	$ 75,052	$ 78,122	$ 88,882	$ 90,219
Held to maturity:				
Due within one year	$ 1,739	$ 1,728	$ 490	$ 494
Due after one through five years	308	322	2,894	2,896
Due after five through ten years	22,426	23,320	1,417	1,465
Due after ten years	206,745	214,803	175,865	177,831
	$ 231,218	$ 240,173	$ 180,666	$ 182,686

The amortized cost and carrying values shown above are by contractual final maturity. Actual maturities will differ from contractual final maturities due to scheduled monthly payments related to mortgage-backed securities and due to the borrowers having the right to prepay obligations with or without prepayment penalties.

The age of gross unrealized losses and the fair value of related mortgage-backed securities were as follows:

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
March 31, 2009:						
Available for sale	$ 4,059,305	$ 42,734	$ -	$ -	$ 4,059,305	$ 42,734
Held to maturity	8,676,571	68,008	9,505,694	178,416	18,182,265	246,424
	$ 12,735,876	$ 110,742	$ 9,505,694	$ 178,416	$22,241,570	$ 289,158
March 31, 2008:						
Available for sale	$ 8,214,856	$ 7,379	$ -	$ -	$ 8,214,856	$ 7,379
Held to maturity	39,749,443	274,490	15,091,871	167,386	54,841,314	441,876
	$ 47,964,299	$ 281,869	$ 15,091,871	$ 167,386	$63,056,170	$ 449,255

NOTE 4 - MORTGAGE-BACKED SECURITIES (CONTINUED)

Management does not believe that any of the unrealized losses at March 31, 2009 (thirty-six mortgage-backed securities) represent an other-than-temporary impairment as they are primarily related to market interest rates and not related to the underlying credit quality of the issuers of the securities. Additionally, the Company and Subsidiaries have the ability, and management has the intent, to hold such securities for the time necessary to recover amortized cost and does not have the intent to sell the securities, and it is more likely than not that it will not have to sell the securities before recovery of their amortized cost.

There were no sales of mortgage-backed securities available for sale or held to maturity during the years ended March 31, 2009, 2008 and 2007.

NOTE 5 - LOANS RECEIVABLE

The following is a summary of loans by type:

	March 31,	
	2009	**2008**
Real estate mortgage:		
One- to four-family	$ 431,055,210	$ 388,378,474
Multi-family and commercial	21,885,881	15,992,909
	452,941,091	404,371,383
Real estate construction	750,000	1,629,648
Consumer:		
Second mortgage	13,055,222	13,458,090
Passbook or certificate	1,148,278	1,109,877
Equity line of credit	1,259,245	617,120
Other	295,000	295,000
	15,757,745	15,480,087
Total Loans	469,448,836	421,481,118
Less:		
Loans in process	(142,500)	(348,970)
Net purchase premiums and deferred loan costs	893,780	927,124
	751,280	578,154
	$ 470,200,116	$ 422,059,272

NOTE 5 - LOANS RECEIVABLE (CONTINUED)

At March 31, 2009, 2008, and 2007, nonaccrual loans for which interest has been discontinued totaled approximately $870,000, $265,000, and $258,000, respectively. During the years ended March 31, 2009, 2008, and 2007, interest income of approximately $40,000, $12,000, and $12,000, respectively, was recognized on these loans. Interest income that would have been recorded, had the loans been on accrual status and performing in accordance with the original terms of the contracts, amounted to approximately $56,000, $15,000, and $16,000, for the years ended March 31, 2009, 2008, and 2007, respectively. There are no loans greater than ninety days past due that are still accruing interest.

At March 31, 2009, 2008 and 2007, impaired loans, all of which are troubled debt restructurings, totaled approximately $432,000, $-0- and $-0-, respectively. There is no specific allowance designated for impaired loans during the years ended March 31 2009, 2008 and 2007. The average balance of impaired loans was $33,000, $-0- and $-0-, respectively, and interest income recognized during the period of impairment totaled approximately $1,000, $-0- and $-0-, respectively.

The Savings Bank has granted loans to certain officers and directors of the Company and Savings Bank and to their associates. The activity with respect to loans to directors, officers and associates of such persons, is as follows:

	Years Ended March 31,	
	2009	**2008**
Balance, beginning	$ 666,000	$ 738,000
Collection of principal	(116,000)	(72,000)
Balance, ending	$ 550,000	$ 666,000

The following is an analysis of the allowance for loan losses:

	Years Ended March 31,		
	2009	**2008**	**2007**
Balance - beginning	$ 1,440,000	$ 1,350,000	$ 1,260,000
Provision charged to operations	260,000	90,000	90,000
Balance - ending	$ 1,700,000	$ 1,440,000	$ 1,350,000

NOTE 6 - PREMISES AND EQUIPMENT

	March 31,	
	2009	2008
Land and land improvements	$ 4,288,567	$ 4,288,567
Buildings and improvements	6,949,080	6,947,084
Furnishings and equipment	2,170,775	2,261,753
Leasehold improvements	270,781	270,781
Construction in process	743,997	43,773
	14,423,200	13,811,958
Accumulated depreciation and amortization	(5,117,646)	(4,811,591)
	$ 9,305,554	$ 9,000,367

Included in land and land improvements at March 31, 2009 and 2008 is $1,039,000 of land which is being held for future branch expansion.

Rental expenses related to the occupancy of leased premises totaled approximately $79,000, $78,000 and $75,000 for the years ended March 31, 2009, 2008 and 2007, respectively. The minimum obligation under the lease agreements, which expire through January 31, 2013, for each of the years ended March 31 is as follows:

	Amount
2010	$80,000
2011	82,000
2012	60,000
2013	48,000
	$270,000

NOTE 7 - INTEREST RECEIVABLE

	March 31,	
	2009	2008
Loans	$ 2,109,122	$ 1,904,684
Mortgage-backed securities	1,386,577	1,216,983
Investment securities	840,440	1,461,076
	4,336,139	4,582,743
Allowance for uncollected interest on loans	(23,577)	(5,345)
	$ 4,312,562	$ 4,577,398

NOTE 8 – DEPOSITS

	March 31,					
	2009			2008		
	Weighted Average Rate	Amount	Percent	Weighted Average Rate	Amount	Percent
Demand accounts:						
Non-interest bearing	0.00 %	$ 5,263,003	0.83 %	0.00 %	$ 4,528,978	0.79 %
Crystal Checking	1.50	11,665,918	1.84	3.25	13,626,525	2.36
NOW	0.65	17,362,901	2.74	0.75	17,085,781	2.96
Super NOW	0.75	98,493	0.02	0.75	185,476	0.03
Money Market	1.34	20,541,204	3.24	2.76	20,176,191	3.50
	1.03	54,931,519	8.67	2.03	55,602,951	9.64
Savings and club accounts	1.04	91,948,342	14.51	1.10	90,640,312	15.72
Certificates of deposit	3.77	486,702,526	76.82	4.46	430,478,548	74.64
Total Deposits	3.09 %	$633,582,387	100.00 %	3.70 %	$576,721,811	100.00 %

Certificates of deposit with balances of $100,000 or more at March 31, 2009 and 2008 totaled approximately $126,340,000 and $97,023,000, respectively.

The scheduled maturities of certificates of deposit are as follows:

	March 31,	
	2009	2008
	(In Thousands)	
One year or less	$ 393,589	$ 307,145
After one to two years	65,980	79,931
After two to three years	19,954	27,964
After three to four years	5,855	11,916
After four years to five years	1,325	3,523
	$ 486,703	$ 430,479

NOTE 8 – DEPOSITS (CONTINUED)

Interest expense on deposits consists of the following:

	Years Ended March 31,		
	2009	2008	2007
Demand	$ 834,746	$ 1,199,382	$ 1,044,257
Savings and club	995,685	1,076,468	1,293,873
Certificates of deposits	18,260,960	19,789,894	17,248,516
	$ 20,091,391	$ 22,065,744	$ 19,586,646

NOTE 9 - ADVANCES FROM FEDERAL HOME LOAN BANK OF NEW YORK ("FHLB")

The maturities and weighted average fixed interest rates of FHLB advances were as follows:

	March 31,			
	2009		2008	
Maturing During Year Ending	Balance	Weighted Average Interest Rate	Balance	Weighted Average Interest Rate
2009	$ -	- %	$ 23,033,941	3.99 %
2010	20,535,014	3.80	20,535,014	3.80
2011	28,069,606	4.03	28,069,606	4.03
2012	16,988,504	3.80	16,988,504	3.80
2013	21,471,031	3.92	16,471,031	3.85
2014	12,308,538	3.43	-	-
Thereafter	44,899,736	3.87	37,208,274	3.83
	$ 144,272,429	3.85 %	$ 142,306,370	3.89 %

The carrying value of collateral pledged for the above advances was as follows:

	March 31,	
	2009	2008
	(In Thousands)	
U.S. Government Agency bonds:		
Held to maturity	$ 5,000	$ 5,000
	5,000	5,000
Mortgage-backed securities:		
Available for sale	78,122	90,218
Held to maturity	67,701	53,965
	145,823	144,183
	$ 150,823	$ 149,183

NOTE 9 - ADVANCES FROM FEDERAL HOME LOAN BANK OF NEW YORK ("FHLB") (CONTINUED)

At March 31, 2009, the Company also had available to it $88.9 million under a overnight line of credit, and $88.9 million under a one-month overnight repricing line of credit agreement with the FHLB. These lines expire on July 31, 2009. The Bank's membership in FHLB also provides access to additional sources of borrowed funds based on the Bank's ability to collateralize such borrowings. At March 31, 2008, the Company had available to it $78.5 million under a overnight line of credit, and $78.5 million under a one-month overnight repricing line of credit agreement with the FHLB which expired on July 31, 2008. There were no drawings on these lines at March 31, 2009 and 2008.

NOTE 10 - REGULATORY CAPITAL

The Savings Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Savings Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Savings Bank must meet specific capital guidelines that involve quantitative measures of the Savings Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting principals. The Savings Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Savings Bank to maintain minimum amounts and ratios of Total and Tier 1 capital (as defined by regulations) to risk-weighted assets (as defined), and of Tier 1 and tangible capital to adjusted total assets (as defined). Management believes, as of March 31, 2009 and 2008, that the Savings Bank met all capital adequacy requirements to which it was subject.

The following table presents a reconciliation of the Savings Bank's capital per GAAP to regulatory capital:

	March 31,	
	2009	**2008**
	(In Thousands)	
GAAP capital	$149,525	$148,910
Net unrealized (gain) on securities available for sale	(1,867)	(803)
Net benefit plan change	58	270
Tier 1 capital	147,716	148,377
General valuation allowance	1,700	1,440
Total Risk-based Capital	$149,416	$149,817

NOTE 10 - REGULATORY CAPITAL (CONTINUED)

The following table sets forth the Savings Bank's capital position at March 31, 2009 and 2008 as compared to minimum regulatory capital requirements:

	Actual		OTS Requirements: Minimum Capital Adequacy		OTS Requirements: For Classification as Well-Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars In Thousands)			
As of March 31, 2009:						
Total capital (to risk-weighted assets)	$149,416	42.04 %	$28,434	8.00 %	$35,543	10.00 %
Tier 1 capital (to risk-weighted assets)	147,716	41.56	14,217	4.00	21,326	6.00
Core (tier 1) capital (to adjusted total assets)	147,716	15.61	37,853	4.00	47,317	5.00
Tangible capital (to adjusted tangible assets)	147,716	15.61	14,195	1.50	-	-
As of March 31, 2008:						
Total capital (to risk-weighted assets)	$149,817	45.02 %	$26,624	8.00 %	$33,280	10.00 %
Tier 1 capital (to risk-weighted assets)	148,377	44.58	13,312	4.00	19,968	6.00
Core (tier 1) capital (to adjusted total assets)	148,377	16.71	35,517	4.00	44,396	5.00
Tangible capital (to adjusted tangible assets)	148,377	16.71	13,319	1.50	-	-

On May 12, 2008, the most recent notification from the OTS, the Savings Bank was categorized as well capitalized as of March 31, 2008, under the regulatory framework for prompt corrective action. There are no conditions existing or events which have occurred since notification that management believes have changed the Savings Bank's category.

NOTE 11 - INCOME TAXES

The components of income taxes are summarized as follows:

	Years Ended March 31, 2009	2008	2007
Current tax expense:			
Federal income	$ 2,486,220	$ 911,714	$ 1,719,377
State income	346,126	327,583	388,446
Total Current Income Taxes	2,832,346	1,239,297	2,107,823
Deferred tax benefit:			
Federal income	(272,604)	(68,465)	(372,286)
State income	(195,610)	(534,544)	(384,254)
Total Deferred Income Tax Benefit	(468,214)	(603,009)	(756,540)
	$ 2,364,132	$ 636,288	$ 1,351,283

NOTE 11 - INCOME TAXES (CONTINUED)

The following table presents a reconciliation between the reported income tax expense and the income tax expense which would be computed by applying the normal federal income tax rate of 34% to income before income taxes:

	Years Ended March 31,		
	2009	2008	2007
Federal income tax at the statutory rate	$ 2,550,172	$ 1,022,693	$ 1,299,866
Increase (decrease) in income taxes resulting from:			
New Jersey income tax, net of federal income tax effect	99,341	(136,594)	2,767
Bank owned life insurance income	(310,929)	(307,542)	(43,750)
Incentive stock option expense	25,506	51,921	71,049
Other, net	42	5,810	21,351
Total Income Tax Expense	$ 2,364,132	$ 636,288	$ 1,351,283
Effective income tax rate	31.5%	21.2%	35.3%

Deferred tax assets and liabilities consisted of the following:

	March 31,	
	2009	2008
Deferred income tax assets:		
Pension costs	$ 825,465	$ 718,957
Allowance for loan losses	678,980	575,136
Benefit plans	141,423	141,424
Depreciation	247,012	186,644
Post-retirement benefit obligation	38,178	179,589
Non-qualified benefit plans	436,704	368,568
Loan fees	1,675	2,213
Employee Stock Ownership Plan	281,838	245,449
Supplemental Executive Retirement Plan	96,224	81,426
NJ net operating loss carryforwards	501,005	433,374
NJ AMA carryover	33,257	33,258
Other	26,438	15,359
Total Deferred Tax Assets	3,308,199	2,981,397
Deferred income tax liabilities:		
Net unrealized gain on securities available for sale	(1,241,391)	(533,700)
Other	(19,201)	(19,202)
Total Deferred Tax Liabilities	(1,260,592)	(552,902)
Net Deferred Tax Asset Included in Other Assets	$ 2,047,607	$ 2,428,495

NOTE 11 - INCOME TAXES (CONTINUED)

At March 31, 2009, the Savings Bank has New Jersey net operating loss carryforwards in the amount of approximately $8,674,000, which expire through 2016.

Retained earnings at March 31, 2009 and 2008, includes approximately $6,378,000 of tax bad debt deductions for which no provision for income tax has been made. Reduction of such amount for purposes other than bad debt losses, including non-dividend distributions, will result in income for tax purposes only, and will be subject to income tax at the then current rate. The Company does not intend to make non-dividend distributions that would result in a recapture of any portion of its bad debt reserves.

NOTE 12 - EMPLOYEE BENEFIT PLANS

ESOP

Effective upon the consummation of the Savings Bank's reorganization in March 2004, an ESOP was established for all eligible employees who had completed a twelve-month period of employment with the Savings Bank and at least 1,000 hours of service and had attained the age of 21. The ESOP used $10,990,970 in proceeds from a term loan obtained from the Company to purchase 1,099,097 shares of Company common stock. The term loan principal is payable over fifteen equal annual installments through December 31, 2018. Interest on the term loan is fixed at a rate of 4.00%. Each year, the Savings Bank intends to make discretionary contributions to the ESOP which will be equal to principal and interest payments required on the term loan. The loan is further paid down by the amount of dividends paid, if any, on the common stock owned by the ESOP.

Shares purchased with the loan proceeds are initially pledged as collateral for the term loan and are held in a suspense account for future allocation among participants. Contributions to the ESOP and shares released from the suspense account will be allocated among the participants on the basis of compensation, as described by the Plan, in the year of allocation.

The ESOP is accounted for in accordance with Statement of Position 93-6 "Accounting for Employee Stock Ownership Plans," which was issued by the American Institute of Certified Public Accountants. Accordingly, the ESOP shares pledged as collateral are reported as unearned ESOP shares in the consolidated statements of financial condition. As shares are committed to be released from collateral, the Savings Bank reports compensation expense equal to the current market price of the shares, and the shares become outstanding for basic net income per common share computations. ESOP compensation expense was approximately $722,000, $750,000 and $802,000 for the years ended March 31, 2009, 2008 and 2007, respectively.

The ESOP shares were as follows:

	March 31,	
	2009	**2008**
Allocated shares	348,544	287,039
Shares committed to be released	9,065	9,428
Unearned shares	714,416	787,689
Total ESOP Shares	1,072,025	1,084,156
Fair value of unearned shares	$ 7,144,160	$ 7,939,905

NOTE 12 - EMPLOYEE BENEFIT PLANS (CONTINUED)

Section 401(k) Plan ("Plan")

The Savings Bank sponsors a Plan pursuant to Section 401(k) of the Internal Revenue Code ("IRC"), for all eligible (attainment of age 21 and one year of service) employees. Employees may elect to save up to 25% of their compensation, subject to IRC limits. For each dollar up to 4.5% of compensation, the Savings Bank will match 50% of the employee's contribution. The Plan expense for the years ended March 31, 2009, 2008, and 2007, was approximately $69,000, $66,000 and $63,000, respectively.

Supplemental Executive Retirement Plan ("SERP")

Effective upon the consummation of the Savings Bank's reorganization in March 2004, a SERP was established. The plan provides participating executives with benefits otherwise limited by certain provisions of the Internal Revenue Code or the terms of the employee stock ownership plan loan. Specifically, the plan provides benefits to eligible officers (those designated by the Board of Directors of the Savings Bank) that cannot be provided under the Section 401(k) plan or the ESOP as a result of limitations imposed by the Internal Revenue Code, but that would have been provided under the plans, but for these Internal Revenue Code limitations. In addition to providing for benefits lost under tax-qualified plans as a result of the Internal Revenue Code limitations, the SERP also provides supplemental benefits upon a change of control prior to the scheduled repayment of the ESOP loan. Generally, upon a change in control, the SERP provides participants with a benefit equal to what they would have received under the ESOP, had they remained employed throughout the term of the loan, less the benefits actually provided under the plan on the participant's behalf. A participant's benefits generally become payable upon a change in control of the Savings Bank and the Company. The SERP expense for the years ended March 31, 2009, 2008, and 2007, was approximately $37,000, $40,000 and $46,000, respectively. At March 31, 2009 and 2008, the accrued SERP liability was $241,000 and $204,000, respectively.

NOTE 13 – EQUITY INCENTIVE PLAN

At the Company's annual stockholders' meeting held on July 14, 2005, stockholders of the Company approved the Clifton Savings Bancorp, Inc. 2005 Equity Incentive Plan. Under this plan, the Company may grant options to purchase up to 1,495,993 shares of Company common stock and may grant up to 598,397 shares of common stock as restricted stock awards. At March 31, 2009, there were 165,661 shares remaining for future option grants, and 34,950 shares remaining available for future restricted stock awards under the plan.

On December 7, 2005, 585,231 shares of restricted stock were awarded. The restricted shares awarded had a grant date fair value of $10.22 per share. 20% of the shares awarded were immediately vested, with an additional 20% becoming vested annually thereafter. Management recognizes expense for the fair value of these awards on a straight line basis over the requisite service period. During the years ended March 31, 2009, 2008 and 2007, approximately $1,062,000, $1,061,000 and $1,332,000, respectively in expense, was recognized in regard to these restricted stock awards. The Company recognized approximately $424,000, $424,000 and $532,000 of income tax benefits resulting from this expense for the years ended March 31, 2009, 2008 and 2007, respectively. The total fair value of stock awards vested during the years ended March 31, 2009, 2008 and 2007 were approximately $1,220,000, $1,081,000, and $1,640,000, respectively.

NOTE 13 - STOCK-BASED COMPENSATION (CONTINUED)

The following is a summary of the status of the Company's restricted shares:

	Restricted Shares	Weighted Average Grant Date Fair Value
Non-vested at March 31, 2007	312,541	$10.22
Vesting	(103,942)	10.22
Forfeited	(719)	10.22
Non-vested at March 31, 2008	207,880	10.22
Vesting	(103,942)	10.22
Non-vested at March 31, 2009	103,938	$10.22

Expected future compensation expense relating to the 104,000 non-vested restricted shares outstanding at March 31, 2009 is $708,000 over a weighted average period of 0.7 years.

On August 31, 2005, options to purchase 1,483,510 shares of common stock at $10.24 per share were awarded and will expire no later than ten years following the grant date. Immediately upon grant, 20% of the options awarded were vested, with an additional 20% becoming vested annually thereafter. In February 2006, the Company's Board of Directors approved the acceleration of the second 20% of the option grants so that those options became fully vested as of March 31, 2006. Management recognizes expense for the fair value of these awards on an accelerated attribution basis over the requisite service period. During the years ended March 31, 2009, 2008 and 2007, approximately $246,000, $500,000 and $784,000, respectively, in stock option expense, was recorded net of income tax benefits of $68,000, $139,000 and $230,000, respectively.

NOTE 13 - STOCK-BASED COMPENSATION (CONTINUED)

A summary of stock option activity follows:

	Number of Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at March 31, 2007	1,432,653	$10.24		
Expired	(104,713)	10.24		
Outstanding at March 31, 2008	1,327,940	$10.24		
Outstanding at March 31, 2009	1,327,940	$10.24	6.42 Years	-
Exercisable at March 31, 2009	1,062,352	$10.24	6.42 Years	-

Shares issued upon the exercise of stock options are issued from treasury stock. The Company has an adequate number of treasury shares available for future stock option exercises. Expected future compensation expense relating to the 266,000 non-vested options outstanding at March 31, 2009 is $66,000 over a weighted average period of 0.4 years.

The fair value of the options granted on August 31, 2005, as computed using the Black-Scholes option-pricing model, was determined to be $2.38 per option based upon the following underlying assumptions: a risk-free interest rate, expected option life, expected stock price volatility, and dividend yield of 4.11%, 6.0 years, 21.56%, and 1.95%, respectively.

NOTE 14 – DEFINED BENEFIT PLANS

Directors' Retirement Plan

The Directors' Retirement Plan is a nonqualified, unfunded pension plan with benefits based on fees paid to directors while still active. The funding policy is to pay directors on a pay-as-you-go basis. The measurement dates used to value the plan were March 31, 2009 and January 1, 2008, respectively.

The following table sets forth the funded status for the Directors' Retirement Plan and amounts recognized in the consolidated statements of financial condition.

NOTE 14 - DEFINED BENEFIT PLANS (CONTINUED)

Directors' Retirement Plan (Continued)

	March 31,	
	2009	**2008**
Change in projected benefit obligations:		
Benefit obligation - beginning	$ 2,152,084	$ 2,078,491
Service cost	88,200	81,012
Interest cost	138,336	127,428
Actuarial (gain)	(256,056)	(45,847)
Benefits paid	(89,000)	(89,000)
Adjustment for measurement date change	56,634	-
Benefit obligation - ending	2,090,198	2,152,084
Change in plan assets:		
Fair value of plan assets - beginning	-	-
Employer contribution	89,000	89,000
Benefits paid	(89,000)	(89,000)
Fair value of plan assets - ending	-	-
Funded status and accrued pension cost included in other liabilities	$ (2,090,198)	$ (2,152,084)
Assumptions:		
Discount rate	7.25%	6.50%
Rate of increase in compensation	4.50%	4.50%

NOTE 14 - DEFINED BENEFIT PLANS (CONTINUED)

Directors' Retirement Plan (Continued)

The Savings Bank expects to make contributions to the plan during the year ending March 31, 2010, totaling approximately $110,000. At March 31, 2009, benefit payments expected to be paid under the plan are as follows (in thousands):

Years ending March 31:		
2010	$	110
2011		120
2012		143
2013		154
2014		179
2015-2019		990
	$	1,696

Net periodic pension cost for the plan included the following components:

	Years Ended March 31,		
	2009	2008	2007
Service cost	$ 88,200	$ 81,012	$ 19,124
Interest cost	138,336	127,428	128,240
Net amortization and deferral	86,052	86,052	108,836
Net Periodic Pension Cost Included in Directors' Compensation	$ 312,588	$ 294,492	$ 256,200
Assumptions:			
Discount rate	6.500%	6.250%	5.875%
Rate of increase in compensation	4.500%	4.000%	4.000%

At March 31, 2009, unrecognized net (gain) of ($115,000) and unrecognized prior service cost of $300,000 were included in accumulated other comprehensive income in accordance with SFAS No. 158. As required under SFAS No. 158, for the fiscal year ending March 31, 2010, $50,000 of prior service cost is expected to be recognized as a component of net periodic pension cost.

NOTE 14 - DEFINED BENEFIT PLANS (CONTINUED)

Former President's Retirement Plan

The Former President's Retirement Plan is a nonqualified, unfunded pension plan with the only participant the former president of the Savings Bank.

The plan was established on July 24, 1996, with a commencement date of January 1, 1999. The funding policy is to pay the former president $35,000 annually for his life or for a ten year minimum payment period commencing October 1, 1998, to his surviving spouse. Due to the death of the former president in February 2005, his surviving spouse received annual payments of $35,000 through December 31, 2008. The plan also provides coverage under a health insurance plan for the former president's spouse for life. The annual costs associated with these benefits are accrued on the basis of actuarial assumptions and included in salaries and employee benefits. The measurement dates used to value the plan were March 31, 2009 and January 1, 2008, respectively.

The following table sets forth the funded status for the Former President's Retirement Plan and amounts recognized in the consolidated statements of financial condition:

	March 31,	
	2009	2008
Change in projected benefit obligations:		
Benefit obligation - beginning	$ 97,656	$ 130,141
Interest cost	5,976	7,500
Actuarial (gain) loss	(922)	425
Benefits paid	(32,050)	(40,410)
Adjustment for measurement date change	1,494	-
Benefit obligation - ending	72,154	97,656
Change in plan assets:		
Fair value of plan assets - beginning	-	-
Employer contribution	32,050	40,410
Benefits paid	(32,050)	(40,410)
Fair value of plan assets - ending	-	-
Funded status and accrued pension cost included in other liabilities	$ (72,154)	$ (97,656)
Assumed discount rate	7.25%	6.50%

NOTE 14 - DEFINED BENEFIT PLANS (CONTINUED)

Former President's Retirement Plan (Continued)

The Savings Bank expects to make contributions to the Plan during the year ending March 31, 2010, totaling approximately $6,000. At March 31, 2009, benefit payments expected to be paid under the Plan are as follows (in thousands):

Years ending March 31:		
2010	$	6
2011		6
2012		6
2013		6
2014		7
2015-2019		34
	$	65

Net periodic pension cost for the Plan included the following components:

	Years Ended March 31,		
	2009	2008	2007
Interest cost	$ 5,976	$ 7,500	$ 8,924
Net amortization and deferral	(8,388)	(10,188)	(11,360)
Net Periodic (Benefit)	$ (2,412)	$ (2,688)	$ (2,436)
Assumed discount rate	6.500%	6.250%	5.875%

At March 31, 2009, unrecognized net gain of $90,000 was included in accumulated other comprehensive income in accordance with SFAS No. 158. As required under SFAS No. 158, for the fiscal year ending March 31, 2010, $6,000 of the net gain is expected to be recognized as a component of net periodic pension benefit.

NOTE 15 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Management uses its best judgment in estimating the fair value of the Company's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year-ends and have not been re-evaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The Company adopted SFAS No. 157 effective for its fiscal year beginning April 1, 2008.

In December 2007, the FASB issued FSP FAS 157-2, "Effective Date of FASB Statement No. 157". FSP FAS 157-2 delays the effective date of SFAS No. 157 for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. In October 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active," to clarify the application of the provisions of SFAS No.157 in an inactive market and how an entity would determine fair value in an inactive market. FSP FAS 157-3 was effective immediately and adopted by the Company during the period ended December 31, 2008. The adoption of SFAS No.157 and FSP FAS 157-3 had no impact on the amounts reported in the consolidated financial statements.

In April 2009, the FASB issued FSP FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly". FASB SFAS No.157, "Fair Value Measurements", defines fair value as the price that would be received to sell the asset or transfer the liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. FSP FAS 157-4 provides additional guidance on determining when the volume and level of activity for the asset or liability has significantly decreased. The FSP also includes guidance on identifying circumstances when a transaction may not be considered orderly.

FSP FAS 157-4 provides a list of factors that a reporting entity should evaluate to determine whether there has been a significant decrease in the volume and level of activity for the asset or liability in relation to normal market activity for the asset or liability. When the reporting entity concludes there has been a significant decrease in the volume and level of activity for the asset or liability, further analysis of the information from that market is needed and significant adjustments to the related prices may be necessary to estimate fair value in accordance with SFAS No.157.

FSP FAS 157-4 clarifies that when there has been a significant decrease in the volume and level of activity for the asset or liability, some transactions may not be orderly. In those situations, the entity must evaluate the weight of the evidence to determine whether the transaction is orderly. The FSP provides a list of circumstances that may indicate that a transaction is not orderly. A transaction price that is not associated with an orderly transaction is given little, if any, weight when estimating fair value.

NOTE 15 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. An entity early adopting FSP FAS 157-4 must also early adopt FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments. The adoption of FSP FAS 157-4 on March 31, 2009 did not have a material impact on the Company's consolidated financial condition, results of operations, and cash flows.

SFAS No.157 establishes a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS No.157 are as follow:

Basis of Fair Value Measurement:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the same term of the asset or liability;

Level 3: Price or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported with little or no market activity).

An asset's or liability's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

For financial assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at March 31, 2009 are as follows:

Description	March 31, 2009 Carrying Value	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
		(In Thousands)		
Securities available for sale:				
Mortgage-backed securities	$ 78,122	$ -	$ 78,122	$ -
Investment	10,038	-	10,038	-
Total securities available for sale	$ 88,160	$ -	$ 88,160	$ -

The following information should not be interpreted as an estimate of the fair value of the Company since a fair value calculation is only provided for a limited portion of the Company's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Company's financial instruments at March 31, 2009 and 2008.

NOTE 15 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Cash and Cash Equivalents, Interest Receivable and Interest Payable (Carried at Cost)

The carrying amounts reported in the consolidated statements of financial condition for cash and cash equivalents, interest receivable and interest payable approximate their fair values.

Securities

The fair value of all securities, whether classified as, available for sale (carried at fair value) or held to maturity (carried at cost), is determined by reference to quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. Securities that we measure on a recurring basis are limited to our available-for-sale portfolio. The fair values of these securities are obtained from quotes received from an independent broker. Our broker provides us with prices which are categorized as Level 2 since quoted prices in active markets for identical assets are generally not available. Their various modeling techniques used to determine pricing for our investment securities, include option pricing and discounted cash flow models. The inputs to these models include benchmark yields, reported trades, broker dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data.

Loans Receivable (Carried at Cost)

Fair value is estimated by discounting the future cash flows, using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities, of such loans.

Federal Home Loan Bank of New York Stock (Carried at Cost)

Fair value approximates cost basis as these instruments are redeemable only with the issuing agency at face value.

Deposits (Carried at Cost)

The fair value of non-interest-bearing demand, Crystal Checking, NOW, Super NOW, Money Market and Savings and Club accounts is the amount payable on demand at the reporting date. For fixed-maturity certificates of deposit, fair value is estimated by discounting future cash flows using the rates currently offered for deposits of similar remaining maturities.

Advances from Federal Home Loan Bank of New York (Carried at Cost)

The fair value is estimated by discounting future cash flows using rates currently offered for liabilities of similar remaining maturities, or when available, quoted market prices.

Commitments to Extend Credit

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

As of March 31, 2009 and 2008, the fair value of the commitments to extend credit were not considered to be material.

NOTE 15 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The carrying amounts and fair values of financial instruments are as follows:

	March 31,			
	2009		2008	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(In Thousands)			
Financial assets:				
Cash and cash equivalents	$ 51,126	$ 51,126	$ 52,231	$ 52,231
Securities available for sale:				
Investment	10,038	10,038	-	-
Mortgage-backed	78,122	78,122	90,219	90,219
Securities held to maturity:				
Investment	74,997	75,754	109,993	112,086
Mortgage-backed	231,218	240,173	180,666	182,686
Net loans receivable	468,500	475,209	420,619	416,321
Federal Home Loan Bank of New York stock	7,741	7,741	7,537	7,537
Interest receivable	4,313	4,313	4,577	4,577
Financial liabilities:				
Deposits	633,582	639,086	576,722	581,920
FHLB advances	144,272	148,256	142,306	145,039
Interest payable	554	554	581	581

NOTE 16 - COMMITMENTS AND CONTINGENCIES

The Company, Savings Bank and Botany are parties to financial instruments with off-balance-sheet risk in the normal course of business to meet investment needs and the financing needs of the Savings Bank's customers. These financial instruments primarily include commitments to originate and purchase loans. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. The contract or notional amounts of those instruments reflect the extent of involvement in particular classes of financial instruments.

Commitments to originate loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Savings Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Savings Bank, upon extension of credit, is based on management's credit evaluation of the counterparty.

The Savings Bank, at March 31, 2009, had outstanding commitments to originate loans totaling approximately $15,626,000, which included $11,747,000 for fixed-rate mortgage loans with interest rates ranging from 3.75% to 6.125%, $3,249,000 for adjustable rate commercial mortgage loans with initial rate ranging from 5.00% to 6.375%, $290,000 for fixed rate second mortgage loans with interest rates of 6.25%, and $340,000 for adjustable

NOTE 16 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

rate home equity lines of credit with initial rates of 4.50%. Outstanding loan commitments at March 31, 2008 totaled $10,737,000. Outstanding loan commitments at March 31, 2008 totaled $10,737,000. These commitments generally expire in three months or less.

At March 31, 2009, the Savings Bank had outstanding commitments to purchase $414,000 in fixed-rate first mortgage loans with rates of 5.50%, and $515,000 in an adjustable rate loan with an initial rate of 5.375%. In addition , outstanding commitments to purchase included a $750,000 participation in a $5.8 million construction loan, a $750,000 participation in a $7.3 million construction loan, and a $500,000 participation in a $3.0 million construction loan with adjustable interest rates of 3.00%, 2.50% and 2.75%, respectively, over the one month London Interbank Offering Rate. The commitments outstanding at March 31, 2008 were to purchase $1.5 million in construction loans.

At March 31, 2009, Botany also had a commitment outstanding to purchase a $5.0 million Federal National Mortgage Association bond with a fixed interest rate of 2.00%. In addition, at March 31, 2009, the Savings Bank had commitments outstanding related to the renovation of an existing branch totaling approximately $292,000.

At March 31, 2009 and 2008, undisbursed funds from customer approved unused lines of credit under a homeowners' equity lending program amounted to approximately $2,426,000 and $2,559,000, respectively. Unless they are specifically cancelled by notice from the Savings Bank, these funds represent firm commitments available to the respective borrowers on demand.

Management does not anticipate losses on any of the foregoing transactions.

Periodically, there have been various claims and lawsuits against the Company and the Savings Bank, such as claims to enforce liens, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans and other issues incident to our business. We are not a party to any pending legal proceedings that we believe would have a material adverse effect on our consolidated financial condition, results of operations or cash flows.

NOTE 17 – COMPREHENSIVE INCOME

The components of accumulated other comprehensive gains included in stockholders' equity are as follows:

	March 31, 2009	March 31, 2008
Net unrealized gain on securities available for sale	$ 3,108,139	$ 1,336,254
Tax effect	(1,241,391)	(533,700)
Net of tax amount	1,866,748	802,554
Benefit plan adjustments	(95,589)	(449,647)
Tax effect	38,178	179,589
Net of tax amount	(57,411)	(270,058)
Accumulated other comprehensive income	$ 1,809,337	$ 532,496

NOTE 17 – COMPREHENSIVE INCOME (CONTINUED)

The components of other comprehensive income and related tax effects are presented in the following table:

	Years Ended March 31,		
	2009	2008	2007
Unrealized holding gain on securities available for sale:			
Unrealized holding gain arising during the year	$ 1,771,885	$ 2,346,256	$ 1,414,360
Defined benefit pension plan:			
Pension losses	248,590	35,234	-
Prior service cost	86,052	86,052	-
Net change in defined benefit pension plan accrued expense	334,642	121,286	-
Other comprehensive income before taxes	2,106,527	2,467,542	1,414,360
Tax effect	(841,347)	(985,537)	(564,895)
Other comprehensive income	$ 1,265,180	$ 1,482,005	$ 849,465

NOTE 18 - PARENT ONLY FINANCIAL INFORMATION

The following are the condensed financial statements for Clifton Savings Bancorp, Inc. (Parent company only) as of March 31, 2009 and 2008 and for the three years ended March 31, 2009.

STATEMENTS OF CONDITION

	March 31,	
	2009	2008
ASSETS		
Cash and due from banks	$ 5,336,052	$ 4,469,330
Investment securities held to maturity	9,997,356	9,993,194
Loan receivable from Savings Bank	8,099,780	8,741,402
Investment in subsidiary	149,525,244	148,909,981
Interest receivable	241,520	248,779
Other assets	64,299	67,981
Total Assets	**$ 173,264,251**	**$172,430,667**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Other liabilities	$ 100,022	$ 75,863
Stockholders' equity	173,164,229	172,354,804
Total Liabilities and Stockholders' Equity	**$ 173,264,251**	**$172,430,667**

NOTE 18 - PARENT ONLY FINANCIAL INFORMATION (CONTINUED)

STATEMENTS OF INCOME

	Years Ended March 31,		
	2009	**2008**	**2007**
Income:			
Dividends from subsidiary	$ 7,950,000	$ -	$ -
Interest on loans	333,327	359,207	382,273
Interest on securities	429,161	445,218	826,989
Other interest income	-	48	41,149
Total Income	8,712,488	804,473	1,250,411
Non-interest expenses	560,140	589,037	536,965
Income before Income Taxes and Equity in Undistributed Earnings of Subsidiary	8,152,348	215,436	713,446
Income taxes	80,781	87,475	286,802
Income before Equity in Undistributed Earnings of Subsidiary	8,071,567	127,961	426,644
Equity in (overdistributed) undistributed earnings of subsidiary	(2,935,193)	2,243,673	2,045,207
Net Income	**$ 5,136,374**	**$ 2,371,634**	**$ 2,471,851**

NOTE 18 - PARENT ONLY FINANCIAL INFORMATION (CONTINUED)

STATEMENTS OF CASH FLOW

	Years Ended March 31, 2009	2008	2007
Cash Flows From Operating Activities			
Net income	$ 5,136,374	$ 2,371,634	$ 2,471,851
Adjustments to reconcile net income to net cash provided by operating activities:			
Accretion of discounts	(4,162)	(3,985)	(3,819)
Decrease in interest receivable	7,259	123,305	157,507
Decrease in other assets	3,682	3,682	5,114
Increase (decrease) in other liabilities	24,159	(449,790)	247,312
Increase in deferred compensation obligation under Rabbi Trust	31,446	33,812	33,090
Equity in overdistributed (undistributed) earnings of subsidiary	2,935,193	(2,243,673)	(2,045,207)
Net Cash Provided by (Used in) Operating Activities	8,133,951	(165,015)	865,848
Cash Flows From Investing Activities			
Proceeds from maturities of investment securities available for sale	-	-	15,000,000
Proceeds from maturities of investment securities held to maturity	-	10,000,000	-
Repayment of loan receivable from Savings Bank	641,622	617,838	594,076
Cash dividends paid on unallocated ESOP shares used to repay loan receivable from Savings Bank	(159,422)	(174,151)	(188,878)
Net Cash Provided by Investing Activities	482,200	10,443,687	15,405,198
Cash Flows From Financing Activities			
Cash dividends paid	(1,872,107)	(2,062,969)	(2,384,639)
Purchase of treasury stock	(5,877,322)	(16,466,079)	(16,890,512)
Exercise of stock options	-	-	24,494
Purchase of forfeited restricted stock awards	-	(8,182)	(247,173)
Net Cash (Used in) Financing Activities	(7,749,429)	(18,537,230)	(19,497,830)
Net Increase (Decrease) in Cash and Cash Equivalents	866,722	(8,258,558)	(3,226,784)
Cash and Cash Equivalents - Beginning	4,469,330	12,727,888	15,954,672
Cash and Cash Equivalents - Ending	$ 5,336,052	$ 4,469,330	$ 12,727,888

NOTE 19 - QUARTERLY FINANCIAL DATA (UNAUDITED)

	Quarter Ended			
	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009
	(In Thousands, except for per share amounts)			
Interest income	$ 10,767	$ 11,157	$ 11,382	$ 11,095
Interest expense	6,571	6,488	6,506	6,374
Net Interest Income	4,196	4,669	4,876	4,721
Provision for loan losses	-	115	-	145
Non-interest income	290	285	288	287
Non-interest expenses	2,854	2,818	2,895	3,285
Income taxes	500	657	724	483
Net Income	$ 1,132	$ 1,364	$ 1,545	$ 1,095
Net income per common share - basic and diluted	$ 0.04	$ 0.05	$ 0.06	$ 0.04
Dividends per common share	$ 0.05	$ 0.05	$ 0.05	$ 0.05
Weighted average number of common shares and common stock equivalents outstanding:				
Basic	26,137	25,898	25,872	25,930
Diluted	26,184	26,054	26,034	26,000

NOTE 19 - QUARTERLY FINANCIAL DATA (UNAUDITED) (CONTINUED)

	Quarter Ended			
	June 30, 2007	September 30, 2007	December 31, 2007	March 31, 2008
	(In Thousands, except for per share amounts)			
Interest income	$ 9,359	$ 9,447	$ 9,647	$ 10,117
Interest expense	5,796	6,001	6,173	6,515
Net Interest Income	3,563	3,446	3,474	3,602
Provision for loan losses	-	90	-	-
Non-interest income	272	286	285	295
Non-interest expenses	3,095	3,049	2,870	3,111
Income taxes	178	103	192	163
Net Income	$ 562	$ 490	$ 697	$ 623
Net income per common share - basic and diluted	$ 0.02	$ 0.02	$ 0.03	$ 0.02
Dividends per common share	$ 0.05	$ 0.05	$ 0.05	$ 0.05
Weighted average number of common shares and common stock equivalents outstanding:				
Basic	27,427	27,062	26,505	26,304
Diluted	27,645	27,189	26,616	26,323

Stock Performance Graph

The following graph compares the cumulative total stockholder return on the Company's common stock with the cumulative total return on the Nasdaq Stock Market Index (U.S. Companies) and the SNL All Thrifts Index. Total return assumes the reinvestment of all dividends. The graph assumes $100 was invested at the close of business on March 31, 2004.



Total Return Performance
175
150
125
100
75
50
25
0
Index Value
Clifton Savings Bancorp, Inc. (MHC)
NASDAQ Composite
SNL Thrift Index
03/31/04
03/31/05
03/31/06
03/31/07
03/31/08
03/31/09

	Period Ending					
Index	**03/31/04**	**03/31/05**	**03/31/06**	**03/31/07**	**03/31/08**	**03/31/09**
Clifton Savings Bancorp, Inc. (MHC)	100.00	84.28	82.02	93.23	80.18	81.11
NASDAQ Composite	100.00	100.25	117.33	121.43	114.29	76.65
SNL Thrift Index	100.00	98.30	110.72	117.07	71.35	39.90

Investor and Corporate **Information**

Clifton Savings Bancorp, Inc., headquartered in Clifton, New Jersey, is the holding company for Clifton Savings Bank. A majority of the outstanding shares of Clifton Savings Bancorp's common stock is owned by Clifton MHC, the mutual holding company of Clifton Savings. Clifton Savings Bank operates as a community-oriented financial institution, dedicated to serving the financial service needs of consumers and businesses with a variety of deposit and loan products from its 10 full-service banking offices in northeast New Jersey. Clifton Savings Bank has one wholly owned subsidiary, Botany Inc., a New Jersey corporation which serves as an investment company.

Annual Meeting

The annual meeting of stockholders will be held at 9:00 am, on August 13, 2009, at the Valley Regency located at 1129 Valley Road, Clifton, NJ 07013.

Stock Listing

Clifton Savings Bancorp, Inc. common stock is listed on the Nasdaq Global Market under the symbol "CSBK."

Price Range of Common Stock

The following table sets forth the high and low sales prices of Clifton Savings Bancorp, Inc.'s common stock, as reported on the Nasdaq Global Select Market, and the per share dividend declared during each quarter. Clifton MHC, our majority stockholder, has waived its right to receive these dividends.

	2009			2008		
Quarter Ended	High	Low	Dividend Declared	High	Low	Dividend Declared
June 30	$10.62	$9.74	$0.05	$12.14	$10.84	$0.05
September 30	11.99	9.76	0.05	11.92	8.94	0.05
December 31	11.86	9.56	0.05	11.92	9.54	0.05
March 31	11.92	8.05	0.05	10.33	9.10	0.05

At May 29, 2009, there were 1,441 holders of record of Clifton Savings Bancorp, Inc. common stock.

Stockholders and General Inquiries

Bart D'Ambra
Clifton Savings Bancorp, Inc.
1433 Van Houten Avenue
Clifton, NJ 07013
973.473.2200

Annual and Other Reports

A copy of the Clifton Savings Bancorp, Inc. Annual Report on Form 10-K without exhibits for the year ended March 31, 2009, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Bart D'Ambra, Clifton Savings Bancorp, Inc., 1433 Van Houten Avenue, Clifton, NJ 07013

Independent Auditors

Beard Miller Company LLP
100 Walnut Avenue, Suite 200
Clark, NJ 07066

Corporate Counsel

Kilpatrick Stockton LLP
Suite 900
607 14th Street, NW
Washington, DC 20005

Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016

Directors and Officers

DIRECTORS OF CLIFTON SAVINGS BANCORP, INC., CLIFTON MHC AND CLIFTON SAVINGS BANK

John A. Celentano, Jr.
Chairman of the Board and
Chief Executive Officer – Clifton Savings Bancorp, Inc. and Clifton MHC
Chairman of the Board – Clifton Savings Bank

Thomas A. Miller
Owner – The T.A. Miller & Co., Inc.

Cynthia Sisco Parachini
Property Management

John H. Peto
Real Estate Investor

Charles J. Pivirotto
Managing Shareholder – Pivirotto & Foster, CPA's, PA

Joseph C. Smith
President – Smith-Sondy Asphalt Construction Co.

John Stokes
General Partner – O.I.R. Realty Co.

EXECUTIVE OFFICERS OF CLIFTON SAVINGS BANCORP, INC. AND CLIFTON MHC

John A. Celentano, Jr.
Chairman of the Board and
Chief Executive Officer

Walter Celuch
President – Clifton Savings Bancorp, Inc. and Clifton MHC and Corporate Secretary (Clifton Savings Bancorp, Inc.)

Christine R. Piano, CPA
Chief Financial Officer
and Treasurer

Bart D'Ambra
Corporate Secretary –
Clifton MHC

Officers of Clifton Savings Bank

John A. Celentano, Jr.
Chairman of the Board

Walter Celuch
President, Chief Executive Officer
and Secretary

Bart D'Ambra
Executive Vice President and
Chief Operating Officer

Stephen A. Hoogerhyde
Executive Vice President and
Chief Lending Officer

Christine R. Piano, CPA
Executive Vice President and
Chief Financial Officer

Susan L. Horant
Vice President and Security Officer

Eleanor Bakelaar-Menniti
Vice President and N.O.W.
Administrator

Josephine T. Scavone
Vice President and Human Resource
Administrator

Linda Fisher
Vice President and Loan Officer

Coleen Kelley
Vice President and
IRA Administrator

Ted Munley
Vice President and
Branch Coordinator

Nancy Na
Vice President and Controller

Bernadette McDonald
Vice President and Treasurer

Claire Giancola
Vice President and Training Manager

Branch Office **Locations**

Montclair Heights (Main Office)
1433 Van Houten Avenue
Clifton, NJ 07015
973.473.2200 / 973.473.2020

Richfield
1055 Clifton Avenue
Clifton, NJ 07013
973.473.2323

Botany Village
1 Village Square West
Clifton, NJ 07011
973.546.3320

Lakeview Avenue
319 Lakeview Avenue
Clifton, NJ 07011
973.478.1260

Athenia
646 Van Houten Avenue
Clifton, NJ 07013
973.473.0025

Valley Road
387 Valley Road
Clifton, NJ 07013
973.279.1505

Palisade Avenue
247 Palisade Avenue
Garfield, NJ 07026
973.478.5050

Lanza Avenue
369 Lanza Avenue
Garfield, NJ 07026
973.478.1200

Wallington
55 Union Boulevard
Wallington, NJ 07057
973.779.7306

Wayne
1158 Hamburg Turnpike
Wayne, NJ 07470
973.628.1611



Passaic County
Bergen County
Wayne
Garfield (2)
Clifton (6)
Wallington
New Jersey

CLIFTON
SAVINGS
BANCORP, INC.

Clifton Savings Bank
1433 Van Houten Avenue
P.O. Box 2149, Clifton, NJ 07015-2149
973.473.2200